TRIZETTO

2005 ANNUAL REPORT

One powerful source®



TriZetto solutions address an increased percentage of payers' premium dollars


2005
Growth
Profit
Administrative Costs
Cost of Care


2003
Growth
Profit
Administrative Costs
Cost of Care

Payers spend approximately 86% of the premium dollars they collect on the cost of care and about 11% on administration and growth initiatives. TriZetto has a long-established position as the premier supplier of software and services to increase administrative efficiency. In the last two years, the company has dramatically expanded its solutions to help payers drive revenue growth and improve the cost and quality of care. These solutions are delivering new benefits for our customers and new growth opportunities for TriZetto.

TriZetto solutions



Professional Services
Outsourced Services
Component Software
Enterprise
Cost & Quality
of Care
CareAdvance®
NetworX™
Enterprise
Core Administration
Facets e2™
QicLink e2™
GroupFacts®
ClaimFacts®
HealthWeb®
CDH
Workflow
DirectLink™
Software Hosting & Management
Business Process Outsourcing
Product Advisory Services
Technology Consulting
Business Performance Consulting
Implementation Services
Training

TriZetto offers a broad family of information technology products and services for the payer industry, which includes health plans and third-party benefit administrators. In addition to the powerful individual functionality of these offerings, their unique integration delivers higher return on investment and greater competitive advantage to our customers.



TriZetto is one powerful source® for accelerating the ability of healthcare payers to lead the industry's transformation by providing premier information technology solutions that enhance our customers' revenue growth, drive their administrative efficiency and improve the cost and quality of care for their members.


EPSDT overdue letter
Your CHF Admission
TriZetto
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phones pose a risk to

This screen: TriZetto **Personal CareAdvance®** supports payers' population management initiatives and helps shape members' care decisions by providing customized information and tools needed for effective self-management. Personal CareAdvance allows members to review information about their current health activity and share it with care managers, providers, family and others. The application also gives members access to extensive, up-to-date multimedia health libraries as well as personalized content.


Asthma
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FDA

enhances customers' revenue growth

Faster to Market

x3

Enrollment in HSA consumer-directed plans tripled

Getting new offerings to market ahead of competitors is another critical aspect of enhancing revenue. With fast configuration, TriZetto's core administration systems reduce the time-to-market for new offerings. The company's Healthweb® software, which automates and streamlines information flows to and from the payer's web portal, makes it easier and faster for members to enroll. In 2005, TriZetto introduced Benefit Cost Modeler™ to further accelerate enrollment. TriZetto also offers outsourced services such as FastTrack Medicare and Fund Management Services, which can put a payer in business almost overnight.

New Offerings

New products and customer-tailored offerings are a key source of revenue growth for payers. TriZetto's core administration systems, Facets® and QicLink™, help by making it easy to set up new products and customize plans with fast configuration processes. These systems' flexibility and scalability also allow payers to run all their business lines on a single system. That makes it easier to create and manage multiple types of plans, no matter what size.

TriZetto software includes market-leading functionality, so that payers can create plans to capitalize on the new opportunities in consumer-directed healthcare and growth of Medicare Advantage and Medicare Part D.

200%

Increase in number of plans with HSA-enrolled members



Strengthen Member Relationships

Adding new members is only half the equation. The most efficient way to enhance revenue is by retaining members. TriZetto's Healthweb software helps payers streamline members' access to up-to-date information about their claims, account balances and healthcare resources. This can increase satisfaction and retention among both members and employer customers.

The newest, and potentially most significant, new opportunity for enhancing member satisfaction and retention is being created by personal health records (PHRs) in TriZetto's Personal CareAdvance®. These medical history resumes can provide a powerful member-engagement tool that can dramatically increase retention as well as member wellness.

61%

Growth in lives on Personal CareAdvance



Claims Processing
Commission
Criteria Maintenance
Customer Service
Dental Plan
Dental Provider Agreement
FSA Plan
Guided Benefit Configuration
NetworX
Pricing Profile
Privacy Business Entity
Privacy Covered Entity
Privacy Member Administration
Privacy Member Transactions
TOS
AM
AMB
ANI
ANO
AP
ARB
ASI
ATE
TriZetto

This screen: **Facets e²** is an enterprise-wide core administration solution for all commercial, specialty, consumer-directed, Managed Medicaid and Medicare Advantage healthcare organizations. Architected to maximize automation, provide expanded business functionality and integration, this highly scalable, state-of-the-art technology platform can address all of a payer's business needs from e-business integration to care management and consumer-directed functionality. Facets e² is at the heart of the payer's healthcare enterprise and can be delivered on a hosted, installed or outsourced basis, depending on business needs.


For Dates:
01/01/1999
01/01/1999
P202
P201 POS
P201 POS

drives administrative efficiency


Copay
$0.00
$10.00
100
0P10
0P0
Surgeon Inpatient
Testing
Treatment
Care Unit
Outpatient

Drive Administrative Efficiency

Streamline Constituent Service

Constituent service can be another critical opportunity for administrative efficiency. TriZetto's HealthWeb software suite automates data exchange between the administration system and payers' constituent web portals to increase automated customer service and reduce costs. Using HealthWeb to increase their customer service through the Internet, payers can drive dramatic reductions in call center volume and costs. The new Benefit Cost Modeler application also helps plan members more easily determine their best plan options, to accelerate enrollment and reduce call center volume during this peak time.

66

HealthWeb customers

Reduce Administrative Costs

Controlling administrative costs can be critical to a payer's financial success. TriZetto's Facets and QicLink core administration systems have long histories of proven success increasing automation and minimizing administrative cost ratios. A third of the 100 largest health plans in the U.S. already use Facets. Forty-four of our Facets customers have already upgraded to the latest version, 4.X, to take advantage of expanded automation and new product functionality. TriZetto also offers leading software hosting capabilities that can turn payers' fixed I.T. infrastructure costs into variable expenses that move in line with membership fluctuations.

36

Million lives in production on Facets and QicLink

Reduce Care Management Administration

Care management staff time can all too easily be consumed by administrative tasks. Looking up information, cross-referencing and updating records takes away from managing cases and interacting with members. Integrated with [illegible]'s core administration engine, TriZetto's Clinical CareAdvance™ software dramatically increases automation of these administrative activities. Case workers have more information at their fingertips and records are updated automatically, allowing more time to be focused on planning and managing member care.

50%–100%

Increase in nurse-to-case ratio


New Messages
Introducing new empl...
Follow up on the fun...
Used Tools
TriZetto
Statistics
Information
60
35
10
0

This screen: Through improved communication, increased automation and effective monitoring of members, TriZetto **Clinical CareAdvance™** helps health plans cost-effectively extend the reach and improve the efficiency of their current care management initiatives. Clinical CareAdvance provides comprehensive health monitoring and reporting tools; provider and nurse-manager alerting; template-based, secure messaging between providers and the health plan; real-time member identification and stratification; customized real-time statistics and reports; and outbound communication methods tailored to the member.


Our weekly meeting has been rescheduled for Thursday at 10am in the
room. We will discuss the new URAC reports for 2006. In the session,
aspects of the new reporting requiement as well as the
reported on. Disease Managers in specialized areas including
familiar with the new care planning

improves the cost and quality of care


in 2 days
in 3 days
in 4 days

Improve Cost and Quality of Care



Engage Members to Increase Wellness

Many payers see their primary mission as improving health and wellness for members. TriZetto's Personal CareAdvance is a superior tool for increasing member engagement with their plan and promoting interaction with caregivers. PCA provides payers with new outbound member communications methods and offers consumers tools and personalized content to manage their own wellness and care. Driving this higher quality of care leads to increased member satisfaction and retention.

Reduce Medical Unit Costs

There are two components that drive the total cost of care, usage and unit costs. TriZetto's NetworX™ Modeler software provides a unique solution for better managing the unit costs. Utilizing the payer's actual claims data, the software automatically calculates the financial effects of contract pricing alternatives with hospitals, doctors and other healthcare providers. Payers gain new intelligence to guide their provider contract negotiations and maximize their total service-unit cost-efficiency.

14

NetworX Modeler customers

Increase Medical Usage Efficiency

Care management is quickly becoming a vital core competency for payers in the new world of consumer-directed healthcare. TriZetto's Clinical CareAdvance software can be a high-return solution for payers insourcing or expanding care management. Clinical CareAdvance offers capabilities to improve all care management programs including population, case and disease management. Integrated with Facets or other core administration systems, Clinical CareAdvance seamlessly incorporates pharmacy, lab, members' claims, benefits and authorization information to deliver even greater cost and health benefits to payers and their members.

5%

of members comprise greater than

50%

of medical costs

19

million lives in production on Personal CareAdvance



[illegible] MARGOLIS

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

TriZetto is *one powerful source* for accelerating the ability of healthcare payers to lead the industry's transformation. This year's report is built around that updated mission statement. Our focus on empowering payers with information technology has not changed since TriZetto's founding in 1997. In 2005, however, we significantly expanded our ability to deliver solutions that enhance revenue growth, drive administrative efficiency and improve the cost and quality of care for health plan members. Our expanded offerings, enhanced by further strengthening of our business processes and execution, generated tremendous financial returns in 2005. We also reinforced TriZetto's market leadership position and delivered a significant increase in shareholder value.

Performance Against 2005 Objectives

My 2005 letter to shareholders outlined three principal objectives, which focused on the execution of our business and financial plans. Our results tell the story. Solid execution by TriZetto's nearly 1,600 employees generated a 160% increase in net income and a 22% increase in cash provided by operations.

Industry Leadership

Industry thought leadership has always been the cornerstone of TriZetto culture. Even so, 2005 was a watershed year. Beginning in 2001, we predicted the arrival of consumer-retail healthcare, and we readied our core enterprise systems and developed high-value add-on components and services. In 2005, it became clear that consumerism had arrived. Our payer customers reported that 50% to 75% of requests for proposals they received from employers included requirements for consumer-directed-care plan options.

The number of Americans with some form of consumer-centric health plan tripled to over 3 million at year-end 2005. The future holds tremendous opportunity as there are more than 245 million insured people in the U.S. TriZetto's customers are well-prepared. With access to our broad array of software and speed-to-market services, payers can ramp-up their capabilities to address the nascent opportunities in consumer-retail healthcare. Likewise TriZetto solutions allow our customers to expand their offerings in Medicare Part D, Medicare Advantage and Managed Medicaid, where the combination of the age-wave of baby-boomers and the passage of the Medicare Modernization Act have created a catalyst for change.

Industry consolidation and the stagnation of the commercially insured population have also compelled payers to better leverage their central role as the organizers of the healthcare supply chain. We have begun to see some of our customers' care management strategies shift from outsourcing to insourcing. Payers are recognizing that care management will quickly become a required competency for connecting to members in an increasingly consumer-retail world of healthcare.

We initiated a relationship with CareKey, Inc. near the end of 2003 to address this opportunity. CareKey had developed a suite of very powerful software applications to help manage the cost and quality of care. As we began integrating and selling those products to our existing customers, TriZetto was positioned to offer solutions for the approximately 86% of a health plan's premium dollars that are spent on the cost of care. This represented a dramatic market expansion for TriZetto. In 2005, the TriZetto-branded CareAdvance products generated nearly $30 million of new contract bookings, more than any of our other new software products. Based on that success and the future opportunity to open doors with new customers, TriZetto acquired CareKey in December 2005. The acquisition allowed another expansion of our market, as our prior agreement with CareKey had restricted us to selling to only our existing Facets customers. Today, TriZetto can provide CareAdvance solutions across the entire industry.

As health plans develop more of a consumer-retail relationship with their members, CareAdvance becomes much more than an add-on component, as we initially had considered it. The product suite benefits care activities and costs across many payer business cycles, and is more properly classified as an enterprise-level application. Our product chart at the front of this year's annual report reflects that change.

TriZetto continued to move up-market in 2005, growing its business with behemoth and super-behemoth payers, for whom scalability is critical. Our products, such as our flagship Facets administration system, are architected for high throughput and scalability. Last year, utilizing a customer's real data, we demonstrated scalability for 5.4 million lives in a single database. Only five of the largest managed-care organization or network subsidiaries in the U.S. have higher enrollments. We also had more than 7 million members' hosted lives running in our data center at year-end.

TriZetto's leading technology solutions are the result of our ongoing investment and commitment to research and development, which including capitalized research and development, totaled more than $40 million last year.

2005 Highlights

Total new contract bookings

$297

Million

New Software contract bookings

$114

Million

New Outsourced Services contract bookings

$91

Million

New Consulting contract bookings

$92

Million

EPS

+167%

Cash flow from operations

+22%

We are, of course, already developing the information-technology tools for the future. With nearly half of the insured population projected to change its health insurance coverage over the next five years, we continue our drive to sustain the highest-value set of industrial-strength solutions for the payer industry.

Increase Business Leverage

We set out in 2005 to leverage the many process improvements and investments we had initiated in the prior year. A substantially strengthened sales-pipeline management process delivered tremendous returns in 2005, and we were pleased to consistently deliver results that were at, or above, plan each quarter. At the same time, improved processes in other areas, including business planning, strategic pricing, product commercialization and capital initiatives, increased the return on our investments. Many of these activities previously had been siloed in individual product-focused business units. Our President and Chief Operating Officer, Kathleen Earley, has done a tremendous job to create and lead these sustainable process changes. Of course, we have much more to accomplish, and Kathleen's concentration in 2006 will include process improvements to our software development, testing and quality assurance, as well as customer service.

In 2005, we completed the exit of certain business lines, begun the year before. These included hosting and business process outsourcing services on competing software platforms, and the physician practice business. Exiting these lines of business reduced our revenue growth, but contributed significantly to raising margins.

Because of the greater leverage driven by these actions in 2005, gross margin increased 760 basis points to 46%, return on assets doubled and cash flow from operations increased 22% over 2004.

Over the course of the year, TriZetto's financial strength grew substantially. Our solid quarterly results drove share-price appreciation and investor interest that allowed us to complete a convertible bond offering in September, which netted $82 million of cash. Combined with the company's growing cash generated by operations, TriZetto finished the year with $108 million in cash and cash equivalents on the balance sheet. Since year-end, Wells Fargo Foothill doubled our revolving credit facility to $100 million. TriZetto has never enjoyed a stronger financial foundation.

Expand Customer-Focused Culture

In the company's early years, nearly all of our team was comprised of people from inside the payer industry. Because everyone understood the market, we focused our culture towards product excellence. In recent years, we substantially expanded our array of products and services. As the company has matured and grown, we also have added new people, many of whom have brought valuable expertise from other industries. TriZetto's increased product complexity and team diversity require us to build processes that help educate and align everyone with our customers.

In 2005, we made significant investments towards that goal. We began by adding to the sales force and restructuring how our salespeople, solutions architects and account relationship executives connect with our customers. We expanded training and refined our sales compensation models to drive responsiveness to customers' needs as well as reward the selling of integrated, cross-unit solutions that solve customers' business problems.

We broke down silos between product groups and developed a common solutions focus among business unit leaders. This, too, is reinforced by compensation and individual performance objectives. As you read this year's report, you'll note that our selling, general and administrative expenses increased from the year before. This reflects our conscious and targeted investment in making these types of changes to our business, which include adding new positions and skills to support this heightened customer-solutions approach.

As I highlighted earlier, we updated our vision and mission statements, as well as our operating principles for employees. This represents the first major update since TriZetto's inception. I believe that we have been able to blend our tremendous domain expertise with the increasing business acumen of our management team to create a more sustainable organization. It is essential that our employees can apply

Financial Highlights

In millions, except per share amounts

Years ended December 31	2005	2004	2003
Total revenue	$ 292.2	$ 274.6	$ 290.3
Software license and maintenance	$ 129.4	$ 120.4	$ 108.5
Outsourced services	$ 79.4	$ 89.9	$ 98.2
Professional services, consulting and other	$ 83.4	$ 64.3	$ 83.6
EPS: Net income (loss) per share (diluted)	$ 0.48	$ 0.18	($ 0.60)
Shares used in computing net income (loss) per share (diluted)	45.5	48.2	46.2
Net cash provided by operating activities	$ 43.8	$ 35.8	$ 16.7
Research and development expenses, and capitalization of software development costs	$ 40.3	$ 39.0	$ 37.7
Cash resources: Cash, restricted cash and short-term investments	$ 108.5	$ 73.1	$ 76.3
Total assets	$ 317.7	$ 239.9	$ 233.3
Total debt: Notes payable, revolving line of credit and capital lease obligations	$ 103.2	$ 57.6	$ 42.1
Stockholders' equity	$ 101.4	$ 86.9	$ 113.5


2005
Revenue by Category
(in millions of dollars)
Recurring Revenue
Non-Recurring Revenue
Software License
$48.7
Software Maintenance
$80.7
Professional Services, Consulting and Other
$83.4
Software Hosting and Business Process Outsourcing
$79.4


2005
Revenue by Customer Type
(in millions of dollars)
Providers
$0.1
Benefits Administrators
$35.9
Health Plans
$256.2

these concepts each day, and early evidence suggests that is occurring. Ultimately, the best evidence of our success is reflected in our sales and customer satisfaction. Customers contracted for nearly $300 million of our products and services last year, and 84% of our customers rated themselves as satisfied or very satisfied, overall.

In summary, 2005 was a year of tremendous change in the industry and progress at TriZetto. But I believe we are just at the beginning of sweeping changes, as nearly half of the insured population may convert its coverage to consumer-retail models. These changes affect commercial benefit plans, whether employer-sponsored or individually paid, as well as government programs, such as Medicare Advantage, Medicare Part D and Managed Medicaid. Like a hundred-year flood, this is a rare opportunity, and risk, for payers.

Looking ahead, let me highlight my key predictions for 2006. In addition to forecasting the industry's development, these will give you a good feel for TriZetto's strategy.

1. Health plans will offer individual consumers both transportable personal health records and itemized economic healthcare statements – or face consumer disintermediation from provider-based regional health information networks (RHIOs) and banks.

2. Health plans will more aggressively "direct connect" with their various constituents without using clearinghouses, creating an array of new high-value transactions among consumers, providers and themselves.

3. Despite a membership oligopoly over the next decade, "super-behemoth" health plans may not dominate effective application of information technology (I.T.), due to lack of integrated I.T. solutions – providing regional players with an opportunity to compete on all dimensions except for pure low-cost provider networks.

4. As baby boomers swell the Medicare population, they will drive unprecedented demand for online, real-time services at home, traveling and at their point-of-service provider or supplier.

5. The ability to accurately determine "patient liability at the point of service" will drive the most profound changes experienced in the U.S. healthcare system over the past several decades – redefining not only consumer behaviors, but also health plan-provider relationships in a positive way.

6. The Federal government will begin to recognize and utilize I.T. best practices from private payers – or further diminish economic viability of Centers for Medicare & Medicaid Services (CMS) programs.

The rise of consumer-retail healthcare accelerated dramatically in 2005. Helping our customers capitalize on this trend contributed to strong financial returns for TriZetto and its shareholders. I believe the biggest part of the opportunity is yet to come, as payers are only beginning to understand the ramifications of having direct, retail relationships with consumers. Although I believe TriZetto is forward-thinking in this regard, we too are learning a great deal about how the changing landscape affects our payer customers and the consumers to whom they provide health benefits. Our research indicates that over a five-year market horizon, consumer retail principles will find their way into approximately 100 million insured lives in the U.S., including government sponsored managed Medicare and Medicaid programs.

TriZetto is building on its substantial market share of one-third of the 100 largest health plans in the U.S. and 89 million lives in production on its software. The faster the industry changes, the greater the impetus for payers to make improvements to their information systems. I am confident that TriZetto is well positioned to help our customers, and in turn, benefit our shareholders. I look forward to reporting our continuing progress.

Sincerely,



Jeffrey H. Margolis
Chairman of the Board and Chief Executive Officer
April 10, 2006

SELECTED FINANCIAL DATA

The following selected consolidated financial data, except as noted herein, has been taken or derived from our audited consolidated financial statement and should be read in conjunction with the full consolidated financial statements included herein.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2005	2004	YEARS ENDED DECEMBER 31, 2003	2002	2001
CONSOLIDATED STATEMENT OF OPERATIONS DATA:					
Revenue:					
Recurring revenue	$160,137	$158,981	$160,973	$159,178	$142,706
Non-recurring revenue	132,082	115,584	129,356	105,972	75,466
Total revenue	292,219	274,565	290,329	265,150	218,172
Cost of revenue:					
Recurring revenue	95,699	107,825	115,812	114,509	103,854
Non-recurring revenue	65,706	63,126	93,244	63,311	42,806
	161,405	170,951	209,056	177,820	146,660
Recurring revenue—(recovery from) loss on contracts[1]	(2,877)	(5,886)	11,271	—	—
Non-recurring revenue—loss on contracts[1]	—	4,533	3,680	—	—
	(2,877)	(1,353)	14,951	—	—
Total cost of revenue	158,528	169,598	224,007	177,820	146,660
Gross profit	133,691	104,967	66,322	87,330	71,512
Operating expenses:					
Research and development	31,655	30,398	24,823	21,911	16,402
Selling, general and administrative	76,758	59,980	52,138	53,966	51,938
Amortization of goodwill and other intangible assets[2]	2,885	4,244	10,908	28,027	69,076
Restructuring and impairment charges[3]	—	—	3,769	651	12,140
Impairment of goodwill and other intangible assets[4]	—	—	—	131,019	—
Total operating expenses	111,298	94,622	91,638	235,574	149,556
Income (loss) from operations	22,393	10,345	(25,316)	(148,244)	(78,044)
Interest income	1,619	583	970	1,609	2,048
Interest expense	(1,579)	(1,369)	(2,005)	(1,479)	(1,333)
Income (loss) before benefit from (provision for) income taxes	22,433	9,559	(26,351)	(148,114)	(77,329)
(Provision for) benefit from income taxes	(412)	(1,101)	(1,124)	(250)	16,175
Net income (loss)	$ 22,021	$ 8,458	$ (27,475)	$(148,364)	$ (61,154)
Net income (loss) per share:					
Basic	$ 0.52	$ 0.18	$ (0.60)	$ (3.28)	$ (1.53)
Diluted	$ 0.48	$ 0.18	$ (0.60)	$ (3.28)	$ (1.53)
Shares used in computing net income (loss) per share:					
Basic	41,948	46,794	46,170	45,256	40,094
Diluted	45,503	48,157	46,170	45,256	40,094

(IN THOUSANDS)	2005	2004	DECEMBER 31, 2003	2002	2001
CONSOLIDATED BALANCE SHEET DATA:					
Cash, cash equivalents, restricted cash, and short-term investments	$108,483	$ 73,147	$ 76,347	$ 81,117	$ 84,633
Total assets	317,739	239,884	233,308	237,996	390,721
Total short-term debt and capital lease obligations	2,099	43,786	34,920	17,921	19,607
Total long-term debt and capital lease obligations	101,065	13,838	7,155	15,116	9,699
Total stockholders' equity	101,358	86,933	113,523	137,414	280,955

(1) During the fourth quarter of 2003, we decided to wind-down our outsourcing services to physician group customers. As a result of this decision, we estimated that the existing customer agreements would generate a total loss of $11.3 million until the terms of these agreements expired in 2008. This loss was charged to recurring cost of revenue in the fourth quarter of 2003. Through discussions and negotiations, we were able to accelerate the termination of our services agreements with certain physician group customers and implemented cost cutting measures that reduced the expected future costs to support our remaining customers. As a result of these actions, we were able to reverse approximately $5.9 million of previously accrued loss on contracts charges in 2004. Early in the second quarter of 2005, we executed termination agreements with our two remaining physician group customers. We continued to provide outsourced business services through May 2005, when the transition services were completed. The completion of these services to the remaining customers allowed us to reverse the remaining balance in the loss on contracts accrual of $2.9 million in the second quarter of 2005. The total amount of loss actually incurred related to the outsourcing services to physician group customers was $2.1 million in 2004 and $403,000 in the first six months of 2005.

In December 2003, we negotiated a settlement regarding out-of-scope work related to one of our large fixed fee implementation projects. As a result of this settlement, we estimated that this project would generate a total loss of $3.7 million until its completion, which was expected to occur in mid-2004. This loss was charged to non-recurring cost of revenue in the fourth quarter of 2003. In 2004, we determined that the large fixed fee implementation project would require a greater effort to complete than previously estimated. As a result, we accrued an additional $5.0 million of loss on contracts charges in the first six months of 2004. In the fourth quarter of 2004, we negotiated a settlement of additional out-of-scope work, which decreased the total loss on the project and resulted in the reversal of approximately $455,000 of previously accrued loss on contracts charges. This fixed fee implementation was completed by the end of the first quarter of 2005. The total amount of loss actually incurred on this project was $7.7 [illegible]

(2) As of January 1, 2002, we adopted the rules set forth in Financial Accounting Standards Board Statement ("FASB") No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001, which states that goodwill and intangible assets deemed to have indefinite lives will be subject to annual impairment tests instead of being amortized. Effective January 1, 2002, goodwill, along with acquired workforce reclassified to goodwill in accordance with FASB Statement No. 142, are no longer being amortized.

(3) In December 2001, we initiated a number of restructuring actions focused on eliminating redundancies, streamlining operations and improving overall financial results. These initiatives included workforce reductions, office closures, discontinuation of certain business lines and related asset write-offs. In the fourth quarter of 2003, approximately $280,000 of restructuring expense was reversed related to the lease settlements for the facility closures in Naperville, Illinois and Westmont, Illinois, which were previously accrued for in fiscal year 2001. As a result of our decision in the fourth quarter of 2003 to wind-down our outsourcing services to physician groups and to discontinue our outsourcing services to certain non-Facets® payer customers, we estimated that our future net cash flows from the assets used in these businesses would recover their net book value. Accordingly, a total charge of $4.0 million was taken as a restructuring and impairment charge in the fourth quarter of 2003, which represented the net book value of these assets. The assets were written off in the first quarter of 2004.

(4) After the end of the fourth quarter of 2002, our market capitalization decreased to a level that required us to perform additional analyses under FASB Statement No. 142 to quantify the amount of impairment to goodwill. This analysis resulted in an impairment charge to goodwill of $97.5 million as of December 31, 2002. The decrease in market capitalization was also an indicator that our other intangible assets might also be impaired as of December 31, 2002, and they were also tested for impairment in accordance with FASB Statement No. 144, "Accounting for the Impairment or Disposal of [illegible]

OVERVIEW

We offer a broad portfolio of proprietary information technology products and services targeted to the payer industry, which is comprised of health insurance plans and third party benefits administrators. We offer: enterprise administration software, including Facets Extended Enterprise™ and QicLink Extended Enterprise™; specialized component software, including our NetworX™ products for provider network management, CareAdvance™ care management software, HealthWeb® suite of web interface tools, CDH Account Management and Workflow add-on modules for Facets® and DirectLink™ direct connectivity claims transaction software; software hosting services and business process outsourcing services, which provide variable cost alternatives to licensing software; and strategic, installation, and optimization consulting services. We provide products and services to 357 unique customers in the health plan and benefits administrator markets, which we refer to as payers. In 2005, these markets represented 88% and 12% of our total revenue, respectively. As of December 31, 2005, we were no longer providing services to physician group customers.

We measure financial performance by monitoring recurring revenue and non-recurring revenue, bookings and backlog, gross profit, and net income (loss). Total revenue for 2005 was $292.2 million compared to $274.6 million in 2004. Recurring revenue for 2005 was $160.1 million compared to $159.0 million in 2004. Non-recurring revenue for 2005 was $132.1 million compared to $115.6 million in 2004. Bookings for 2005 were $296.6 million compared to $335.3 million in 2004. Backlog at December 31, 2005 was $703.4 million compared to $585.0 million at December 31, 2004. Gross profit was $133.7 million in 2005 compared to $105.0 million in 2004. Net income in 2005 was $22.0 million compared to $8.5 million in 2004. These financial comparisons are further explained in the section below, "Results of Operations."

We generate recurring revenue from several sources, including the provision of outsourcing services, such as software hosting and business process outsourcing services, and the sale of maintenance and support for our proprietary and certain of our non-proprietary software products. We generate non-recurring revenue from the licensing of our software and from consulting fees for implementation, installation, configuration, business process engineering, data conversion, testing and training related to the use of our proprietary, and third-party licensed products. Cost of revenue includes costs related to the products and services we provide to our customers and costs associated with the operation and maintenance of our customer connectivity centers. These costs include salaries and related expenses for consulting personnel, customer connectivity centers' personnel, customer support personnel, application software license fees, amortization of capitalized software development costs, telecommunications costs, and maintenance costs. Research and development ("R&D") expenses are salaries and related expenses associated with the development of software applications prior to establishing technological feasibility. Such expenses include compensation paid to software engineering personnel and fees to outside contractors and consultants. Selling, general and administrative expenses consist primarily of salaries and related expenses for sales, sales commissions, account management, marketing, administrative, finance, legal, human resources and executive personnel, and fees for certain professional services.

As part of our growth strategy, we intend to increase revenue per customer by continuing to introduce new complementary products and services to our established enterprise software and hosting and business process outsourcing services. Many of these service offerings, including hosting, business process outsourcing, and consulting have a higher cost of revenue, resulting in lower gross profit margins. Therefore, to the extent that our revenue increases through the sale of these lower margin product and service offerings, our total gross profit margin may decrease.

We are continuing to target larger health plan customers. This has given us the opportunity to sell additional services such as software hosting, business intelligence, and business process outsourcing services. As the technology requirements of our customers become more sophisticated, our service offerings have become more complex. This has lengthened our sales cycles and made it more difficult for us to predict the timing of our software and services sales.

On September 1, 2003, Coventry Health Care, Inc. ("Coventry") acquired Altius Health Plans, Inc. ("Altius"), one of our outsourced services customers. As a result, our services agreement with Altius was terminated effective May 31, 2004. Revenue from the Altius services agreement was $22.1 million in 2003, which included a $2.2 million termination fee, and $9.3 million in 2004 through the date of termination.

In late 2003, a management decision was made to exit certain non-strategic and less profitable product offerings and business lines. This decision included winding down services related to our physician group customers, as well as the planned elimination of our hosting and business process outsourcing services for two competing third-party software platforms. Early in the second quarter of 2005, we executed termination agreements with two of our remaining physician group customers. We continued to provide outsourced business services through May 2005, when the transition services were completed.

In the second quarter of 2004, we initiated certain cost containment efforts, which included workforce reductions, modifications to certain employee benefit programs and other actions. We realized a significant portion of these benefits in the third and fourth quarters of 2004.

In December 2004, our management and administrative services agreement with Preferred Health Networks, Inc. ("PHN"), was amended to substantially reduce the scope of our hosting and business process outsourcing services. PHN requested an extension of these reduced services through March 31, 2006, when it plans to complete the wind-down of its operations. Revenue from the PHN management and administrative services agreement was $640,000 in 2005 and $4.5 million in 2004.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of our financial statements. Those estimates are based on our experience, terms of existing contracts, observance of trends in the industry, information provided by our customers and information available from other outside sources, which are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements, and may potentially result in materially different results under different assumptions and conditions. We have identified the following as critical accounting policies to our company:

- Revenue recognition;
- Up-front payments to customers;
- Sales returns and allowance doubtful accounts;
- Capitalization of software development costs;
- Loss on contracts;
- Impairment of goodwill and other intangible assets;
- Litigation accruals;
- Bonus accruals; and
- Income taxes.

This listing is not a comprehensive list of all of our accounting policies. For a detailed discussion on the application of these and other accounting policies, see Note 2 of Notes to Consolidated Financial Statements.

REVENUE RECOGNITION. We recognize revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, fees are fixed or determinable, collection is reasonably assured and all other significant obligations have been fulfilled. Our revenue is classified into two categories: recurring and non-recurring. For the year ended December 31, 2005, approximately 55% of our total revenue was recurring and 45% was non-recurring.

We generate recurring revenue from several sources, including the provision of outsourcing services, such as software hosting and other business services, and the sale of maintenance and support for our proprietary software products. Recurring services revenue is typically billed and recognized monthly over the contract term, typically three to seven years. Many of our outsourcing agreements require us to maintain a certain level of operating performance. We record revenue net of estimated penalties resulting from any failure to maintain the level of operating performance. These penalties have not been significant in the past. Recurring software maintenance revenue is typically based on one-year renewable contracts. Software maintenance and support revenues are recognized ratably over the contract period. Payment for software maintenance received in advance is recorded on the balance sheet as deferred revenue. Certain royalty costs paid to third-party software vendors associated with software maintenance are amortized over the software maintenance period.

We generate non-recurring revenue from the licensing of our software. We follow the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition," AICPA Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended, EITF 00-3, "Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware," and EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables." Software license revenue is recognized upon the execution of a license agreement, upon delivery of the software, when fees are fixed or determinable, when collectibility is probable and when all other significant obligations have been fulfilled. For software license agreements in which customer acceptance is a significant condition of earning the license fees, revenue is not recognized until acceptance occurs. For software license agreements that require significant customizations or modifications of the software, revenue is recognized as the customization services are performed. For arrangements containing multiple elements, such as software license, consulting services, outsourcing services and maintenance, and where vendor-specific objective evidence ("VSOE") of fair value exists for all undelivered elements, we account for the delivered elements in accordance with the "residual method." Under the residual method, the arrangement fee is recognized as follows: (1) the total fair value of the undelivered elements, as indicated by VSOE, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. For arrangements in which VSOE does not exist for each undelivered element, including specified upgrades, revenue for the delivered element is deferred and not recognized until VSOE is available for the undelivered element or delivery of each element has occurred. When multiple products are sold within a discounted arrangement, a proportionate amount of the discount is applied to each product based on each product's fair value or relative list price.

We also generate non-recurring revenue from set-up fees, which are services, hardware, and software associated with preparing our customer connectivity center or a customer's data center in order to ready a specific customer for software hosting services. The set-up fees are usually separate and distinct from the hosting fees, and performance of the set-up services represents a culmination of the earnings process. We recognize revenue for these services as they are performed using the percentage of completion basis and when we can reasonably estimate the cost of the set-up project.

We also generate non-recurring revenue from consulting fees for implementation, installation, configuration, business process engineering, data conversion, testing and training related to the use of our proprietary and third party licensed products. In certain instances, we also generate non-recurring revenue from customization services of our proprietary licensed products. We recognize revenue for these services as they are performed, if contracted on a time and materials basis, or using the percentage of completion method, if contracted on a fixed fee basis and when we can adequately estimate the cost of the consulting project. Percentage of completion is measured based on cost incurred to date compared to total estimated cost at completion. When we cannot reasonably estimate the cost to complete, we recognize revenue using the completed contract method, upon completion of all contractual obligations.

We also generate non-recurring revenue from certain one-time charges, including certain contractual fees such as termination fees and change of control fees, and we recognize the revenue for these fees once the termination or change of control is guaranteed, there are no remaining substantive performance obligations, and collection is reasonably assured. Other non-recurring revenue is also generated from fees related to our product related conferences.

UP-FRONT PAYMENTS TO CUSTOMERS. We may pay certain up-front amounts to our customers in connection with the establishment of our hosting and outsourcing services contracts. These payments are regarded as discounts to the services contracts. Under EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," these payments are capitalized and amortized over the life of the contract as a reduction to revenue, provided that such amounts are recoverable from future revenue under the contract. If an up-front payment is not recoverable from future revenue, or it cannot be offset by contract cancellation penalties paid by the customer, the amount will be written off as an expense in the period it is deemed unrecoverable. Unamortized up-front payments to customers were $7.7 million and $1.3 million as of December 31, 2005 and 2004, respectively.

SALES RETURNS AND ALLOWANCE FOR DOUBTFUL ACCOUNTS. We maintain an allowance for sales returns to reserve for estimated discounts, pricing adjustments, and other sales allowances. The reserve is charged to revenue in amounts sufficient to maintain the allowance at a level we believe is adequate based on historical experience and current trends. We also maintain an allowance for doubtful accounts to reflect estimated losses resulting from the inability of customers to make required payments. We base this allowance on estimates after consideration of factors such as the composition of the accounts receivable aging and bad debt history and our evaluation of the financial condition of the customers. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional sales allowances and bad debt expense may be required. We typically do not require collateral. Historically, our estimates for sales returns and doubtful account reserves have been adequate to cover accounts receivable exposures. We continually monitor these reserves and make adjustments to these provisions when we believe actual credits or other allowances may differ from established reserves.

CAPITALIZATION OF SOFTWARE DEVELOPMENT COSTS. The capitalization of software costs includes developed technology acquired in acquisitions and costs incurred by us in developing our products that qualify for capitalization. We account for our software development costs, other than costs for internal-use software, in accordance with FASB Statement No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed." We capitalize costs associated with product development, coding, and testing subsequent to establishing technological feasibility of the product. Technological feasibility is established after completion of a detailed program design or working model. Capitalization of computer software costs ceases upon a product's general availability release. Capitalized software development costs are amortized over the estimated useful life of the software product starting from the date of general availability.

On a quarterly basis, we monitor the expected net realizable value of the capitalized software for factors that would indicate impairment, such as a decline in the demand, the introduction of new technology, or the loss of a significant customer. As of December 31, 2005, our evaluation determined that the carrying amount of these assets was not impaired.

LOSS ON CONTRACTS. During the fourth quarter of 2003, we decided to wind-down our outsourcing services to physician group customers. As a result of this decision, we estimated that the existing customer agreements would generate a total loss of $11.3 million until the terms of these agreements expired in 2008. This loss was charged to recurring cost of revenue in the fourth quarter of 2003. Through discussions and negotiations, we were able to accelerate the termination of our services agreements with certain physician group customers and implemented cost cutting measures that reduced the expected future costs to support our remaining customers. As a result of these actions, we were able to reverse approximately $5.9 million of previously accrued loss on contracts charges in 2004. Early in the second quarter of 2005, we executed termination agreements with our two remaining physician group customers. We continued to provide outsourced business services through May 2005, when the transition services were completed. The completion of these services to the remaining customers allowed us to reverse the remaining balance in the loss on contracts accrual of $2.9 million in the second quarter of 2005. The total amount of loss actually incurred related to the outsourcing services to physician group customers was $2.1 million in 2004 and $403,000 in the first six months of 2005.

In December 2003, we negotiated a settlement regarding out-of-scope work related to one of our large fixed fee implementation projects. As a result of this settlement, we estimated that the project would generate a total loss of $3.7 million until its completion, which was expected to occur in mid-2004. This loss was charged to non-recurring cost of revenue in the fourth quarter of 2003. In 2004, we determined that the large fixed fee implementation project would require a greater effort to complete than previously estimated. As a result, we accrued an additional $5.0 million of loss on contracts charges in the first six months of 2004. In the fourth quarter of 2004, we negotiated a settlement of additional out-of-scope work, which decreased the total loss on the project and resulted in the reversal of approximately $455,000 of previously accrued loss on contracts charges. This fixed fee implementation was completed by the end of the first quarter of 2005. The total amount of loss actually incurred on this project was $7.7 million in 2004 and $484,000 in the first quarter of 2005. Anticipated losses on fixed price contracts are accrued in the period in which they become known.

IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS. Under FASB Statement No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets deemed to have indefinite lives are subject to annual (or more often if indicators of impairment exist) impairment tests using a two-step process. The first step looks for indicators of impairment. If indicators of impairment are revealed in the first step, then the second step is conducted to measure the amount of the impairment, if any. We adopted FASB Statement No. 142 effective as of January 1, 2002. We performed our annual impairment test on March 31, 2005, and this test did not reveal indications of impairment.

LITIGATION ACCRUALS. Pending unsettled lawsuits involve complex questions of fact and law and may require expenditure of significant funds. From time to time, we may enter into confidential discussions regarding the potential settlement of such lawsuits; however, there can be no assurance that any such discussions will occur or will result in a settlement. Moreover, the settlement of any pending litigation could require us to incur settlement payments and costs. In the period in which a new legal case arises, an expense will be accrued if our liability to the other party is probable and can be reasonably estimated. On a quarterly basis, we review and analyze the adequacy of our accruals for each individual case for all pending litigations. Adjustments are recorded as needed to ensure appropriate levels of reserve. Our attorney fees and other defense costs related to litigation are expensed as incurred.

BONUS ACCRUALS. Our corporate bonus model is designed to project the level of funding required under the corporate bonus program as approved by the Compensation Committee of the Board of Directors. A significant portion of the corporate bonus program is based on the Company meeting certain financial objectives, such as revenue, earnings per share, and the level of capital spending. The expense related to the corporate bonus program is accrued in the year of performance and paid in the first quarter following the fiscal year end. The corporate bonus model is analyzed on a quarterly basis to identify any necessary adjustments to the accrual in order to ensure appropriate funding for year-end.

INCOME TAXES. We account for income taxes under FASB Statement No. 109, "Accounting for Income Taxes." This statement requires the recognition of deferred tax assets and liabilities for the future consequences of events that have been recognized in our financial statements or tax returns. The measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and the tax bases of our assets and liabilities result in a deferred tax asset, FASB Statement No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion of the deferred tax asset will not be realized. We review the need for a valuation allowance on a quarterly basis. We believe sufficient uncertainty exists regarding the realizability of our deferred tax assets such that a full valuation allowance is required on our net deferred tax assets at December 31, 2005. Subsequent evidence including continued positive earnings trends may diminish this uncertainty to the point where we conclude that it is more likely than not that some or all of our deferred tax assets will be realized. If and when we decrease the valuation allowance, approximately $16.6 million will be allocated to income tax benefit, $6.2 million will be recorded as an adjustment to goodwill, and $5.2 million will be recorded as an adjustment to equity for the benefit of employee stock option exercises.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued FASB Statement No. 123 (Revised 2004) "Share Based Payment" ("SFAS 123R"), which is a revision to FASB Statement No. 123 and supersedes Accounting Principles Board Opinion 25 and FASB Statement No. 148. This statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. As of the required effective date, all public entities that used the fair-value-based method for either recognition or disclosure under FASB Statement No. 123 may apply this Statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under FASB Statement No. 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by FASB Statement No. 123.

In April 2005, the Securities and Exchange Commission ("SEC") approved a new rule that delayed the effective date of SFAS 123R. For most public companies, the delay eliminates the comparability issues that would arise from adopting SFAS 123R in the middle of their fiscal years as originally called for by SFAS 123R. Except for this deferral of the effective date, the guidance in SFAS 123R is unchanged. Under the SEC's rule, SFAS 123R is now effective for public companies for annual, rather than interim, periods that begin after June 15, 2005. We have evaluated the requirements under SFAS 123R and plan to adopt on January 1, 2006. We believe that such adoption will have a substantial impact on our consolidated statements of operations and earnings per share.

SUBSEQUENT EVENTS

On January 19, 2006, we and each of our subsidiaries (the "Borrowers"), entered into Amendment Number Two to our Credit Agreement (the "Amendment") with Wells Fargo Foothill, Inc., as the administrative agent and lender (the "Lender"). The Amendment amends the terms of our Credit Agreement dated December 21, 2004, by and among the Borrowers and the Lender (the "Agreement"). The Amendment increases the amount of the revolving credit facility under the Agreement from $50 million to up to $100 million (the "Facility"), subject to certain fixed percentages of our recurring revenues, and extends the expiration date of the Agreement to January 5, 2010. Under the terms of the Amendment, the principal outstanding under the Facility will bear interest at a per annum rate equal to either (i) the LIBOR rate plus an adjustable applicable margin of between 1.75% and 2.25% or (ii) Wells Fargo's prime rate plus an adjustable applicable margin of between 0.0% and 0.5%, at the election of the Borrowers, subject to specified restrictions. The unused portions of the Facility will be subject to unused Facility fees. In the event the Borrowers terminate the Agreement, as amended by the Amendment, prior to its expiration, the Borrowers will be required to pay the Lender a termination fee equal to 2% of the maximum credit amount if the Agreement is terminated prior to the second anniversary of the Agreement or 1% of the maximum credit amount if the Agreement is terminated thereafter, up to 90 days prior to the expiration date of the Agreement, subject to specified exceptions.

We expect to use the proceeds for general working capital purposes. Under the Agreement, as amended by the Amendment, the Borrowers have granted the Lender a security interest in all of the assets of the Borrowers.

The Agreement, as amended by the Amendment, contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Borrowers with respect to indebtedness, liens, investments, distributions, mergers and acquisitions, dispositions of assets and transactions with affiliates of the Borrowers. The Agreement, as amended, also includes financial covenants including minimum EBITDA, minimum liquidity, minimum recurring revenue and maximum capital expenditures. We were in compliance with all applicable covenants and other restrictions under the Agreement as of the date of the Amendment.

On December 22, 2005, we completed our acquisition of CareKey. Pursuant to the terms of the Agreement and Plan of Merger, CareKey stockholders and optionholders were entitled to receive contingent consideration if certain customer retention conditions were met as of February 15, 2006. These conditions were met as of that date, and as a result, we expect to pay CareKey stockholders and optionholders a total of $15.0 million on February 28, 2006.

REVENUE INFORMATION

Revenue by customer type and revenue mix for the years ended December 31, 2005, 2004, and 2003, is as follows (amounts in thousands):

YEARS ENDED DECEMBER 31,	2005		2004		2003	
REVENUE BY CUSTOMER TYPE:						
Health plans	$256,162	88%	$224,806	82%	$234,244	81%
Benefits administration	35,915	12%	45,080	16%	45,140	15%
Provider	142	0%	4,679	2%	10,945	4%
Total revenue	$292,219	100%	$274,565	100%	$290,329	100%
REVENUE MIX:						
Recurring revenue						
Outsourced business services	$ 79,418	50%	$ 89,916	57%	$ 98,193	61%
Software maintenance	80,719	50%	69,065	43%	62,780	39%
Recurring revenue total	160,137	100%	158,981	100%	160,973	100%
Non-recurring revenue						
Software license fees	48,736	37%	51,308	44%	45,688	35%
Consulting services	82,411	62%	63,424	55%	79,989	62%
Other non-recurring revenue	935	1%	852	1%	3,679	3%
Non-recurring revenue total	132,082	100%	115,584	100%	129,356	100%
Total revenue	$292,219		$274,565		$290,329	

As of December 31, 2005 we were providing services to approximately 357 unique customers. Two of our customers, The Regence Group and United Healthcare Services, Inc., represented an aggregate of approximately 26% of our consolidated revenue in 2005 and these same two customers generated 15% and 11%, respectively, of our consolidated revenues in 2005. No single customer accounted for more than 10% of our accounts receivable and consolidated revenues in 2004 and 2003.

Our total backlog is defined as the revenue we expect to generate in future periods from existing customer contracts. Our 12-month backlog is defined as the revenue we expect to generate from existing customer contracts over the next 12 months. Most of the revenue in our backlog is derived from multi-year recurring revenue contracts (including software hosting, business process outsourcing, IT outsourcing, and software maintenance with a period ranging from three to five years). We classify revenue from software license and consulting contracts as non-recurring. Consulting revenue is included in the backlog when the revenue from such consulting contract will be recognized over a period exceeding 12 months.

Backlog can change due to a number of factors, including unforeseen changes in implementation schedules, contract cancellations (subject to penalties paid by the customer), or customer financial difficulties. In such event, unless we enter into new customer agreements that generate enough revenue to replace or exceed the revenue we expect to generate from our backlog in any given quarter, our backlog will decline. Our backlog at any date may not indicate demand for our products and services and may not reflect actual revenue for any period in the future. Our 12-month and total backlog data are as follows (in thousands):

	12/31/05	9/30/05	6/30/05	3/31/05	12/31/04	9/30/04	6/30/04	3/31/04	12/31/03
12-MONTH BACKLOG:									
Recurring revenue	$164,600	$157,800	$153,600	$148,000	$144,500	$147,900	$145,200	$152,500	$158,100
Non-recurring revenue	20,500	36,700	21,200	24,000	28,600	23,300	19,300	9,100	11,900
Total	$185,100	$194,500	$174,800	$172,000	$173,100	$171,200	$164,500	$161,600	$170,000
TOTAL BACKLOG:									
Recurring revenue	$668,700	$612,100	$615,000	$580,300	$555,800	$558,700	$544,800	$499,800	$483,600
Non-recurring revenue	34,700	51,000	23,900	24,500	29,200	27,900	22,100	9,100	12,600
Total	$703,400	$663,100	$638,900	$604,800	$585,000	$586,600	$566,900	$508,900	$496,200

Total quarterly bookings equal the estimated total dollar value of the contracts signed in the quarter. Bookings can vary substantially from quarter to quarter, based on a number of factors, including the number and type of prospects in our pipeline, the length of time it takes a prospect to reach a decision and sign the contract, and the effectiveness of our sales force. Included in quarterly bookings are maintenance revenue and hosting and other services revenue up to seven years. Bookings for each of the quarters are as follows (in thousands):

	12/31/05	9/30/05	6/30/05	3/31/05	12/31/04	9/30/04	6/30/04	3/31/04	12/31/03
Quarterly bookings	$ 83,100	$ 75,100	$85,300	$ 53,100	$ 58,800	$ 75,000	$ 120,500	$ 81,000	$ 48,800

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005
COMPARED TO THE YEAR ENDED DECEMBER 31, 2004.

REVENUE. Total revenue increased $17.6 million, or 6.4%, to $292.2 million in 2005 from $274.6 million in 2004. Of this increase, $1.1 million related to recurring revenue and $16.5 million related to non-recurring revenue.

RECURRING REVENUE. Recurring revenue includes outsourced business services (primarily software hosting and business process outsourcing) and maintenance fees related to our software license contracts. Recurring revenue increased $1.1 million, or 0.7%, to $160.1 million in 2005 from $159.0 million in 2004. This increase was the result of increases of $11.6 million in software maintenance, and $12.0 million of software hosting offsetting the loss of $22.5 million of outsourced business services revenue from exited businesses and contracts. The overall increase of $11.6 million in software maintenance revenue primarily resulted from sales of our enterprise and component software in 2005, including Facets Extended Enterprise™, QicLink Extended Enterprise™, NetworX™, CareAdvance™ and HealthWeb®, Workflow and HIPAA Gateway™. The overall decrease of $10.5 million in outsourced business services revenue resulted primarily from (i) a $9.3 million decline caused by the scheduled termination of our services for Altius, (ii) a $5.8 million decline resulting from the wind-down of our services for PHN, (iii) a $4.1 million reduction resulting from the planned wind-down of our services to physician group customers, and (iv) a $3.3 million decrease from the planned elimination of our hosting and business process outsourcing services on certain competitive software platforms. The effect of this $22.5 million decline in outsourced business services revenue was offset in part by a net increase of $12.0 million of additional revenue primarily from new Facets® hosted customers and increased membership from existing Facets® hosted and benefits administrator customers.

NON-RECURRING REVENUE. Non-recurring revenue includes software license sales, consulting services revenue, and other non-recurring revenue. Non-recurring revenue increased $16.5 million, or 14.3%, to $132.1 million in 2005 from $115.6 million in 2004. This increase was the result of a $19.1 million increase in consulting services and other non-recurring revenue due primarily to the higher utilization of consulting resources on more profitable implementation projects, offset in part by a $2.6 million decrease due to timing of software license sales compared to 2004.

COST OF REVENUE. Cost of revenue decreased $11.1 million, or 6.5%, from $169.6 million in 2004 to $158.5 million in 2005. The overall decrease in recurring cost of revenue of $12.1 million primarily resulted from (i) reduced costs of $7.2 million associated with the scheduled termination of our services for Altius, (ii) a $4.6 million reduction resulting from the planned wind-down of our services to physician group customers, (iii) a decline of $3.5 million related to the wind-down of our services for PHN, and (iv) a $3.2 million net increase in costs to support the additional outsourced business services revenue from new Facets® hosted customers and existing benefits administrator customers. The net increase of $3.2 million represented higher incentive and compensation costs, increased royalty expense related to license deals, new software and equipment maintenance agreements, and new operating leases, which were offset in part by reduced outsourced contractor expenses from the completion of certain internal and customer related data center projects and reduced costs related to cost containment efforts. The increase in non-recurring cost of revenue of $2.5 million resulted primarily from (i) an increase of $4.3 million in the amortization of capitalized software development products related to the general release of additional products and (ii) $2.5 million in higher incentive and compensation costs. The effect of this $6.8 million increase in non-recurring cost of revenue was offset in part by a net decrease of $4.3 million due primarily to lower outsourced consulting costs related to the completion of a large fixed fee implementation project, reduced royalty expense and hardware pass-through costs, lower facilities expense related to an office closure, and a decrease in overall travel expense. Additionally, total net loss on contracts decreased $1.5 million due to a higher amount of reversal of these charges in 2005 compared to the same period in 2004, as described below.

LOSS ON CONTRACTS. We executed termination agreements with our two remaining physician group customers in the second quarter of 2005, allowing us to reverse the remaining balance in our loss on contracts accrual of $2.9 million, which reduced our total cost of revenue by an equal amount. In 2004, we reversed $5.9 million of previously accrued recurring loss on contracts charges due to the accelerated termination of certain physician group contracts and the reduction of costs to support these remaining contracts. Additionally, in 2004, we recorded a net $4.5 million of non-recurring loss on contracts charges, which primarily represented incremental hours required to complete a certain fixed fee implementation. This fixed fee implementation project was completed by the end of the first quarter of 2005.

As a percentage of total revenue, cost of revenue approximated 54% in 2005 and 62% in 2004.

GROSS MARGIN. As a percentage of total revenue, the overall gross margin increased to 46% in 2005 from 38% in 2004. The increase in gross margin percentage in 2005 was primarily the result of (i) higher utilization of consulting resources on more profitable implementation projects, (ii) management's decision to exit certain non-strategic and less profitable product offerings and business lines, (iii) broad-based improvements in new contract pricing, and (iv) continued benefit from cost containment actions taken in late 2004 and overall operational efficiencies.

RESEARCH AND DEVELOPMENT (R&D) EXPENSES. R&D expenses increased $1.3 million, or 4.1%, to $31.7 million in 2005 from $30.4 million in 2004. This net increase was due primarily to increased spending related to the development of our proprietary software for the health plan and benefits administrator markets. Most of our R&D expense was used to continue our development of Facets Extended Enterprise™, which is a substantial upgrade of our flagship software for health plans, and for the development of certain new component software. Several enhancements were also made to QicLink™, a proprietary software product for benefits administrators and HealthWeb®, our web-enable platform, which allows health plans to exchange information on a secure basis over the Internet. As a percentage of total revenue, R&D expenses approximated 11% in 2005 and 2004. R&D expenses, as a percentage of total R&D expenditures (which includes capitalized R&D expenses of $8.6 million in 2005 and 2004), was 79% in 2005 and 78% in 2004.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES. SG&A expenses increased $16.8 million, or 28.0%, to $76.8 million in 2005 from $60.0 million in 2004. The overall increase resulted primarily from (i) $8.8 million in higher personnel costs, including higher incentive and compensation costs associated with certain senior staff additions in late 2004 and higher commission expenses incurred related to the timing of new contracts signed, (ii) a $3.0 million increase in outsourced services primarily for strategic planning and process improvements, in addition to support and enhancements related to our enterprise reporting system, (iii) a $3.1 million increase related primarily to defense costs for McKesson in 2005 compared to lower costs in 2004, partially offset by a $1.1 million insurance reimbursement received in 2005 related to the ATPA litigation settlement, and (iv) approximately $1.9 million in other expenses such as audit and compliance, executive travel, sales and marketing, and other corporate support costs. SG&A expenses also increased $1.1 million due to the collection of a fully reserved note receivable in the second quarter of 2004, which negatively affected the period comparison. As a percentage of total revenue, selling, general and administrative expenses approximated 26% in 2005 compared to 22% in 2004.

AMORTIZATION OF OTHER INTANGIBLE ASSETS. Amortization of other intangible assets decreased $1.3 million, or 32.0%, from $4.2 million in 2004 to $2.9 million in 2005. The decrease was due primarily to certain intangible assets acquired in previous years, which were fully amortized in 2005, partially offset by the amortization of newly acquired intangible assets in mid-2004 and late 2005.

Future amortization expense related to existing intangible assets is estimated to be as follows (in thousands):

FOR THE YEARS ENDING DECEMBER 31,	
2006	$ 788
2007	772
2008	772
2009	333
2010 and thereafter	670
Total	$3,335

Amortization expense related to existing intangible assets will vary from amounts identified above in the event we recognize impairment charges prior to the amortized useful life of any intangible assets. Additionally, amortization expense will vary from amounts identified above when the final valuation related to the CareKey acquisition is completed, and the allocation between goodwill and identifiable intangible assets is recorded.

INTEREST INCOME. Interest income increased $1.0 million, or 178%, to $1.6 million in 2005 from $583,000 in 2004. The increase is due primarily to higher cash balances attributed to the proceeds from the convertible debt deal, as well as higher interest earned in our investment accounts.

INTEREST EXPENSE. Interest expense increased $210,000 or 15%, to $1.6 million in 2005 from $1.4 million in 2004. The increase relates primarily to interest incurred on the $100.0 million convertible debt and borrowings on our revolving line of credit facility. The effect of this increase was offset in part by lower balances on our capital leases and notes payable.

PROVISION FOR INCOME TAXES. Provision for income taxes was $412,000 in 2005 compared to $1.1 million in 2004. The provision decrease is due to a decrease in state income taxes from benefits recorded for return to provision adjustments related to 2004 state taxes and refunds received related to prior years for which income tax benefit was not previously recorded, offset partially by an increase in Federal income taxes for alternative minimum tax. The effective tax rate was 1.8% for 2005, which was lower than the Federal statutory rate primarily due to the decrease in (release of) valuation allowance, which occurred as a result of utilization of net operating loss ("NOLs") carryovers. The effective tax rate was 11.5% for 2004.

YEAR ENDED DECEMBER 31, 2004
COMPARED TO THE YEAR ENDED DECEMBER 31, 2003.

REVENUE. Total revenue decreased $15.7 million, or 5%, from $290.3 million in 2003 to $274.6 million in 2004. Of this decrease, $2.0 million related to recurring revenue and $13.7 million related to non-recurring revenue. Adjusting for the effect of the scheduled termination of our services for Altius due to its' acquisition by Coventry, the wind-down of our services to physician group customers, the planned elimination of our hosting and business process management services on certain competitive software platforms, and the unfavorable impact of a large fixed-fee implementation on our consulting business, our revenue growth from 2003 to 2004 would have been significantly higher.

RECURRING REVENUE. Recurring revenue decreased $2.0 million, or 1%, from $161.0 million in 2003 to $159.0 million in 2004. This decrease was the result of an $8.3 million decline in outsourced business services, offset in part by an increase of $6.3 million in software maintenance revenue. The overall decrease in outsourced business services revenue primarily resulted from (i) a $10.6 million decline caused by the scheduled termination of our services for Altius, (ii) a $6.2 million reduction resulting from the planned wind-down of our services to physician group customers, and (iii) a $4.1 million decrease from the planned elimination of our hosting and business process management services on certain competitive software platforms. The effect of this $20.9 million decline in outsourced business services revenue was offset in part by (i) $4.8 million of additional revenue from new Facets® hosted customers and from existing Facets® hosted customers whose membership increased during 2004 and (ii) $7.8 million in revenue from new business process management contracts for business administration customers and increased levels of transaction processing services for our existing customers. The increase of $6.3 million in software maintenance revenue was attributable to an $8.0 million increase in revenue from our Facets® health plans and NetworX™ customers due to new agreements and annual rate increases from our existing customers, offset by a decrease of $1.7 million in revenue from our benefits administration customers primarily due to the cancellation of certain QicLink™ maintenance agreements.

NON-RECURRING REVENUE. Non-recurring revenue decreased $13.7 million, or 11%, from $129.3 million in 2003 to $115.6 million in 2004. This decrease was the result of a $16.6 million decrease in consulting services revenue and a $2.8 million decrease in other non-recurring revenue, offset by a $5.6 million increase in software license sales. The decrease in consulting services revenue of $16.6 million was primarily related to the utilization of our consulting resources on certain fixed fee implementations and various other projects during 2004. The decrease in other non-recurring revenue of $2.8 million was due primarily to the absence in 2004 of termination fees and change of control fees realized in 2003, primarily related to Altius. Software license sales increased $5.6 million resulting from new software sales from our health plan customers, partially offset by a decrease in sales from our benefits administration customers.

COST OF REVENUE. Cost of revenue decreased $54.4 million, or 24%, from $224.0 million in 2003 to $169.6 million in 2004. The decrease in recurring cost of revenue of $8.0 million resulted from (i) an $8.3 million decrease in costs related to the planned wind-down of our services to physician groups, (ii) a $1.9 million decrease related to the utilization of the loss on contracts reserve related to our physician group services, (iii) reduced costs of $9.2 million associated with the scheduled termination of our services for Altius, and (iv) a net increase of $11.4 million in additional recurring cost of revenue which included $1.9 million of higher personnel costs, $2.0 million of increased outsourced contractor services costs, $3.8 million of increased computer infrastructure costs, and $3.7 million in additional costs to support the continued growth in our outsourced business services for new and existing Facets® and benefits administration customers. The decrease in non-recurring cost of revenue of $30.1 million resulted from (i) a lower level of costs of $4.3 million associated with the wind-down of a large fixed fee implementation project, (ii) a $7.7 million decrease related to the utilization of the loss on contracts reserve related to a large fixed fee implementation, and (iii) a net decrease of $18.1 million in other non-recurring cost of revenue which primarily resulted from reduced salaries and employee benefit costs of $4.7 million due to workforce reductions, $10.4 million of significantly reduced third-party contractor costs, $1.4 million of lower travel costs, and $5.8 million in reduced costs to support our consulting services business, offset in part by a $4.2 million royalty expense associated with a third-party vendor.

LOSS ON CONTRACTS. Total net loss on contracts decreased $16.3 million from 2003 to 2004. Recurring revenue loss on contracts decreased $17.1 million from 2003 to 2004. The decrease was related to the reversal of previously accrued recurring loss on contracts charges due to the accelerated termination of certain physician group contracts and the reduction of costs to support these remaining contracts. Non-recurring loss on contracts increased $853,000 year over year as the result of incremental hours required to complete the fixed fee implementation.

As a percentage of total revenue, cost of revenue approximated 62% in 2004 and 77% in 2003.

GROSS MARGIN. The overall gross margin increased to 38% in 2004 from 23% in 2003. The increase in gross margin in 2004 was primarily the result of (i) higher utilization of consulting resources on more profitable projects, as well as lower costs associated with outside contractors, due to the wind-down of a large fixed fee implementation project in 2004, (ii) management's decision to exit certain non-strategic and less profitable activities, and (iii) the significant reduction in costs related to the cost containment efforts initiated in the second quarter of 2004.

RESEARCH AND DEVELOPMENT (R&D) EXPENSES. R&D expenses increased $5.6 million, or 23%, to $30.4 million in 2004 from $24.8 million in 2003. This net increase was due primarily to increased spending related to the development of our proprietary software for the health plan and benefits administration markets. Most of our R&D expense was used to continue the development of Facets Extended Enterprise™, a substantial upgrade of our flagship software for health plans. We also made several enhancements to QicLink™, a proprietary software product for benefits administrators and HealthWeb®, our Internet platform, which allows health plans to exchange information on a secure basis over the Internet. As a percentage of total revenue, R&D expenses approximated 11% in 2004 and 9% in 2003. R&D expenses, as a percentage of total R&D expenditures (which includes capitalized R&D expenses of $8.7 million in 2004 and $12.9 million in 2003), were 78% in 2004 and 66% in 2003.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES. SG&A expenses increased $7.9 million, or 15%, to $60.0 million in 2004 from $52.1 million in 2003. The overall increase resulted primarily from (i) a $3.6 million increase in legal fees and litigation accruals and Sarbanes-Oxley compliance and, (ii) $4.3 million in increased corporate support costs related to the overall expansion of our business. As a percentage of total revenue, selling, general and administrative expenses approximated 22% in 2004 and 18% in 2003.

AMORTIZATION OF OTHER INTANGIBLE ASSETS. Amortization of other intangible assets decreased $6.7 million, or 61%, from $10.9 million in 2003 to $4.2 million in 2004. The decrease was due primarily to Facets® completed technology, which was fully amortized by the end of the third quarter of 2003, partially offset by the amortization of Diogenes intangible assets acquired in the second quarter of 2004.

INTEREST INCOME. Interest income decreased $387,000 or 40%, from $970,000 in 2003 to $583,000 in 2004. The decrease was due primarily to lower account balances on our investment accounts, lower interest rates on our operating account in 2004 compared to 2003, and the absence of an interest-bearing note, which was fully paid in the second quarter of 2004.

INTEREST EXPENSE. Interest expense decreased $636,000, or 32%, from $2.0 million in 2003 to $1.4 million in 2004. The decrease related primarily to the pay down of our capital leases and notes payable resulting in lower outstanding balances (including our secured term note) and lower interest rates on our previous revolving credit facility, which expired in December 2004. The decrease was partially offset by an increase in interest expense relating to our new revolving credit facility entered into in December 2004 and our note payable to IMS Health issued in connection with the repurchase of shares of our common stock from IMS Health in December 2004.

PROVISION FOR INCOME TAXES. Provision for income taxes was $1.1 million in 2004 and 2003. The provision for income taxes related to state taxes.

SELECTED QUARTERLY RESULTS OF OPERATIONS

This data has been derived from unaudited consolidated financial statements that, in the opinion of our management, include all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the information when read in conjunction with our audited consolidated financial statements and the attached notes included herein. The operating results for any quarter are not necessarily indicative of the results for any future period. *The following table sets forth certain unaudited consolidated statement of operations data for the eight quarters ended December 31, 2005 (in thousands, except per share data):*

QUARTERS ENDED	12/31/05	9/30/05	6/30/05 [1]	3/31/05 [1]	12/31/04 [1]	9/30/04 [1]	6/30/04 [1]	3/31/04 [1]
Revenue:								
Recurring revenue	$41,553	$39,445	$40,116	$39,023	$38,419	$36,657	$41,603	$42,302
Non-recurring revenue	33,287	33,608	32,392	32,795	35,872	30,350	25,914	23,448
Total revenue	74,840	73,053	72,508	71,818	74,291	67,007	67,517	65,750
Cost of revenue:								
Recurring revenue	23,760	23,772	24,769	23,398	23,288	23,299	28,959	32,279
Non-recurring revenue	16,319	15,962	17,214	16,211	20,107	12,662	15,184	15,173
	40,079	39,734	41,983	39,609	43,395	35,961	44,143	47,452
Recurring revenue—loss on contracts	—	—	(2,877)	—	—	—	(4,886)	(1,000)
Non-recurring revenue—loss on contracts	—	—	—	—	(455)	—	3,931	1,057
	—	—	(2,877)	—	(455)	—	(955)	57
Total cost of revenue	40,079	39,734	39,106	39,609	42,940	35,961	43,188	47,509
Gross profit	34,761	33,319	33,402	32,209	31,351	31,046	24,329	18,241
Operating expenses:								
Research and development	6,992	7,748	8,434	8,481	8,055	7,354	7,863	7,126
Selling, general and administrative	21,296	18,585	18,775	18,102	15,322	16,155	14,443	14,060
Amortization of other intangible assets	289	856	857	883	1,157	976	1,160	951
Total operating expenses	28,577	27,189	28,066	27,466	24,534	24,485	23,466	22,137
Income (loss) from operations	6,184	6,130	5,336	4,743	6,817	6,561	863	(3,896)
Interest income	987	261	182	189	177	145	92	169
Interest expense	(836)	(206)	(178)	(359)	(322)	(311)	(324)	(412)
Income (loss) before provision for income taxes	6,335	6,185	5,340	4,573	6,672	6,395	631	(4,139)
(Provision for) benefit from income taxes	(71)	295	(361)	(275)	(281)	(420)	(200)	(200)
Net income (loss)	$ 6,264	$ 6,480	$ 4,979	$ 4,298	$ 6,391	$ 5,975	$ 431	$ (4,339)
Net income (loss) per share:								
Basic	$ 0.15	$ 0.15	$ 0.12	$ 0.10	$ 0.14	$ 0.13	$ 0.01	$ (0.09)
Diluted	$ 0.14	$ 0.14	$ 0.11	$ 0.10	$ 0.13	$ 0.12	$ 0.01	$ (0.09)
Shares used in computing net income (loss) per share:								
Basic	41,519	42,567	41,988	41,714	46,488	47,067	46,869	46,752
Diluted	45,518	46,921	44,816	43,934	47,995	48,396	48,233	46,752

[1] During the fourth quarter of 2003, we decided to wind-down our outsourcing services to physician group customers. As a result of this decision, we estimated that the existing customer agreements would *generate a total loss of $11.3 million until the terms of these agreements expired in 2008. This loss was* charged to recurring cost of revenue in the fourth quarter of 2003. Through discussions and negotiations, we were able to accelerate the termination of our services agreements with certain physician group customers and implemented cost cutting measures that reduced the expected future costs to support our remaining customers. As a result of these actions, we were able to reverse approximately $5.9 million of previously accrued loss on contracts charges in 2004. Early in the second quarter of 2005, we executed termination agreements with our two remaining physician group customers. We continued to provide outsourced business services through May 2005, when the transition services were completed. *The completion of these services to the remaining customers allowed us to reverse the remaining balance* in the loss on contracts accrual of $2.9 million in the second quarter of 2005. The total amount of loss actually incurred related to the outsourcing services to physician group customers was $2.1 million in 2004 and $403,000 in the first six months of 2005.

In December 2003, we negotiated a settlement regarding out-of-scope work related to one of our large fixed fee implementation projects. As a result of this settlement, we estimated that this project would *generate a total loss of $3.7 million until its completion, which was expected to occur in mid-2004. This* loss was charged to non-recurring cost of revenue in the fourth quarter of 2003. In 2004, we determined that the large fixed fee implementation project would require a greater effort to complete than previously estimated. As a result, we accrued an additional $5.0 million of loss on contracts charges in the first six months of 2004. In the fourth quarter of 2004, we negotiated a settlement of additional out-of-scope work, which decreased the total loss on the project and resulted in a reversal of approximately $455,000 of previously accrued loss on contracts charges. This fixed fee implementation was completed by the end of the first quarter of 2005. The total amount of loss actually incurred on this project was $7.7 million *in 2004 and $484,000 in the first quarter of 2005.*

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our operations primarily through a combination of cash from operations, private financings, borrowings under our debt facility, public offerings of our common stock, proceeds from a convertible debt transaction, and cash obtained from our acquisitions. As of December 31, 2005, we had cash and cash equivalents totaling $108.5 million, which includes $1.5 million in restricted cash.

Cash provided by operating activities in 2005 was $43.8 million. Net cash provided during the period resulted from net income of $22.0 million, a net increase of $24.0 million from non-cash charges such as depreciation and amortization, provision for doubtful accounts and sales allowance, amortization of deferred stock compensation, other intangible assets, loss on contracts, loss on disposal of assets, and a change in the cash surrender value of life insurance policies. This cash provided was offset by a net decrease of $2.2 million in operating assets and liability accounts. As customary, at the end of 2005, we billed certain software maintenance fees related to our proprietary software licenses for the following year. This resulted in a significant portion of cash received prior to year-end for the early billings. We expect to receive the remaining amounts due in the early part of 2006. Revenue on these software maintenance contracts is recognized ratably over the year in which it relates. We currently have Federal net operating loss ("NOLs") carry forwards of $80.5 million, for which the related deferred tax assets are fully reserved for on our balance sheet and will be applied against future taxable income.

Cash used in investing activities of $41.9 million in 2005 was primarily the result of a net payment of $26.8 million for the acquisitions of Diogenes, Inc. and CareKey, Inc., our purchases of $7.2 million in property and equipment and software licenses, $8.6 million in capitalization of software development costs and $572,000 for the purchase of a software patent. This use of cash was offset by proceeds from the net sale of $1.2 million in short-term investments. The $26.8 million net payment for the acquisitions of Diogenes and CareKey included a $2.5 million contingent payment to Diogenes shareholders and $34.8 million paid to CareKey stockholders and optionholders, offset by $10.5 million in cash acquired from CareKey. As of December 31, 2005, we have a liability to pay the remaining $25.2 million of the total consideration of $60.0 million to CareKey stockholders and optionholders related to the acquisition. CareKey stockholders and optionholders will also be entitled to receive contingent consideration under each of the following circumstances: (i) $15.0 million in cash payable on February 28, 2006 in the event certain customer retention conditions are met as of February 15, 2006, and (ii) up to $25.0 million, in cash or stock at TriZetto's election, in the event certain financial milestones are achieved during the period ending December 31, 2008. In addition, further consideration payable in cash or stock at TriZetto's election, may be paid to CareKey stockholders and optionholders if, prior to December 31, 2008, CareKey generates revenues in excess of certain milestones or if CareKey generates certain software maintenance revenues during the fiscal year ended December 31, 2009 in excess of certain milestones.

Cash provided by financing activities of $34.6 million in 2005 was primarily the result of proceeds from the convertible debt offering of $100.0 million, $78.0 million of borrowings from our revolving credit facility, $10.4 million of proceeds from the issuance of common stock related to employee exercises of stock options and employee purchases of common stock under our employee stock purchase plan, and $1.6 million from debt and capital equipment financing. This cash provided was offset by re-payments of $90.0 million on our revolving credit facility, payments made to reduce principal amounts under our notes payable and capital lease obligations of $45.5 million, which included $37.4 million for the principal payment of the IMS note, and the repurchase of our common stock of $19.9 million related primarily to the convertible debt offering and from ValueAct.

In November 2001, we entered into an agreement with an equipment financing company for $3.1 million, specifically to finance the acquisition of certain equipment. Principal and interest was payable monthly and interest accrued monthly at LIBOR rate plus 3.13%. The final payment on the note was due and paid in November 2005.

In December 2004, we entered into a Credit Agreement with a lending institution, which established a revolving credit facility of $50.0 million, subject to a maximum of two times our trailing twelve months EBITDA and fixed percentages of our recurring revenues. The Credit Agreement expires on January 5, 2008. Principal outstanding under the facility bears interest at the lending institution's prime rate plus 1.0% and unused portions of the facility are subject to unused facility fees. In the event we terminate the Credit Agreement prior to its expiration, we will be required to pay the lending institution a termination fee equal to 1% for each full or partial year remaining under the Credit Agreement, subject to specific exceptions. Under the Credit Agreement, we have granted the lending institution a security interest in substantially all of our assets. The Credit Agreement contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company with respect to indebtedness, liens, investments, distributions, mergers and acquisitions, dispositions of assets and transactions with our affiliates. The Credit Agreement also includes financial covenants including minimum EBITDA, minimum liquidity, minimum recurring revenue and maximum capital expenditures. The Credit Agreement replaced our prior credit facility, which expired on December 11, 2004. As of December 31, 2005, we had no outstanding borrowings and were in compliance with all of the covenants under the credit facility. On January 19, 2006, the Credit Agreement was amended to increase the amount of the credit facility from $50 million to $100 million.

In December 2004, we entered into a Share Repurchase Agreement pursuant to which we purchased all of the 12,142,857 shares of our common stock owned by IMS Health for an aggregate purchase price of $82.0 million, or $6.75 per share. The shares owned by IMS Health were acquired in connection with the acquisition of Erisco in October 2000. The purchase price for the repurchase of shares was paid by delivery of $44.6 million in cash and a Subordinated Promissory Note in the principal amount of $37.4 million. The Subordinated Promissory Note bore interest at the rate of 5.75% and was due and paid in full on January 21, 2005 from our cash accounts. The cash portion of the purchase price was financed with the proceeds of the sale of 6,600,000 shares of our common stock to ValueAct Capital for $6.75 per share totaling $44.6 million in proceeds.

Pursuant to a letter dated December 5, 2004, we were given the right to repurchase up to 600,000 of the shares sold to ValueAct. On September 19, 2005, we exercised our repurchase right with respect to all 600,000 shares for an aggregate purchase price of $5.3 million, or $8.83 per share, that was paid for in cash.

On September 30, 2005, we entered into a Purchase Agreement with UBS Securities, LLC, Banc of America Securities, LLC and William Blair & Company LLC (the "Initial Purchasers"), to sell $100 million aggregate principal amount of our 2.75% Convertible Senior Notes due 2025 (the "Notes") in a private placement in reliance on Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The Notes have been resold by the Initial Purchasers to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The sale of the Notes to the Initial Purchasers was consummated on October 5, 2005.

The aggregate net proceeds received by us from the sale of the Notes were approximately $82.0 million, after deducting the amount used to repurchase one million shares of our common stock at $14.50 per share in connection with the private placement, the Initial Purchasers' discount and estimated offering expenses. The indebtedness under the Notes constitutes our senior unsecured obligations and will rank equally with all of our existing and future unsecured indebtedness.

The Notes were issued pursuant to an Indenture, dated October 5, 2005, by and between us and Wells Fargo Bank, National Association, as trustee. The Notes bear interest at a rate of 2.75%, which is payable in cash semi-annually in arrears on April 1 and October 1 of each year, commencing on April 1, 2006, to the holders of record on the preceding March 15 and September 15, respectively.

The Notes are convertible into shares of our common stock at an initial conversion price of $18.85 per share, or 53.0504 shares for each $1,000 principal amount of Notes, subject to certain adjustments set forth in the Indenture. Upon conversion of the Notes, we will have the right to deliver shares of our common stock, cash or a combination of cash and shares of our common stock. The Notes are convertible (i) prior to October 1, 2020, during any fiscal quarter after the fiscal quarter ending December 31, 2005, if the closing sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding fiscal quarter, (ii) prior to October 1, 2020, during the five business day period after any five consecutive trading day period (the "Note Measurement Period") in which the average trading price per $1,000 principal amount of Notes was equal to or less than 97% of the average conversion value of the Notes during the Note Measurement Period, (iii) upon the occurrence of specified corporate transactions, as described in the Indenture, (iv) if we call the Notes for redemption, or (v) any time on or after October 1, 2020.

The Notes mature on October 1, 2025. However, on or after October 5, 2010, we may from time to time at our option redeem the Notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the Notes we redeem, plus any accrued and unpaid interest to, but excluding, the redemption date. On each of October 1, 2010, October 1, 2015 and October 1, 2020, holders may require us to purchase all or a portion of their Notes at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. In addition, holders may require us to repurchase all or a portion of their Notes upon a fundamental change, as described in the Indenture, at a repurchase price in cash equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. Additionally, the Notes may become immediately due and payable upon an Event of Default, as defined in the Indenture. Pursuant to a Registration Rights Agreement dated October 5, 2005, we have agreed to prepare and file with the Securities and Exchange Commission, within 90 days after the closing of the sale of the Notes, a registration statement under the Securities Act for the purpose of registering for resale, the Notes and all of the shares of our common stock issuable upon conversion of the Notes.

On January 19, 2006, we and each of our subsidiaries (the "Borrowers") entered into Amendment Number Two to Credit Agreement (the "Amendment") with Wells Fargo Foothill, Inc., as the administrative agent and lender (the "Lender"). The Amendment amends the terms of that certain Credit Agreement dated December 21, 2004, by and among the Borrowers and the Lender (the "Agreement").

The Amendment increases the amount of the revolving credit facility under the Agreement from $50 million to up to $100 million (the "Facility"), subject to certain fixed percentages of our recurring revenues, and extends the expiration date of the Agreement to January 5, 2010. Under the terms of the Amendment, the principal outstanding under the Facility will bear interest at a per annum rate equal to either (i) the LIBOR rate plus an adjustable applicable margin of between 1.75% and 2.25% or (ii) Wells Fargo's prime rate plus an adjustable applicable margin of between 0.0% and 0.5%, at the election of the Borrowers, subject to specified restrictions. The unused portions of the Facility will be subject to unused Facility fees. In the event the Borrowers terminate the Agreement, as amended by the Amendment, prior to its expiration, the Borrowers will be required to pay the Lender a termination fee equal to 2% of the maximum credit amount if the Agreement is terminated prior to the second anniversary of the Agreement or 1% of the maximum credit amount if the Agreement is terminated thereafter, up to 90 days prior to the expiration date of the Agreement, subject to specified exceptions.

We expect to use the proceeds for general working capital purposes. Under the Agreement, as amended by the Amendment, the Borrowers have granted the Lender a security interest in all of the assets of the Borrowers.

The Agreement, as amended by the Amendment, contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Borrowers with respect to indebtedness, liens, investments, distributions, mergers and acquisitions, dispositions of assets and transactions with affiliates of the Borrowers. The Agreement, as amended, also includes financial covenants including minimum EBITDA, minimum liquidity, minimum recurring revenue and maximum capital expenditures. We were in compliance with all applicable covenants and other restrictions under the Agreement as of the date of the Amendment.

As of December 31, 2005, we had outstanding eight unused standby letters of credit in the aggregate amount of $1.5 million, which serve as security deposits for certain capital and operating leases and insurance policies. We are required to maintain a cash balance equal to the outstanding letters of credit, which is classified as restricted cash on our balance sheet.

The following tables summarize our contractual obligations and other commercial commitments (in thousands):

	PAYMENTS (INCLUDING INTEREST) DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Short-term debt	$ 120	$ 120	$ —	$ —	$ —
Capital lease obligations	3,277	2,132	939	206	—
Operating leases	49,199	13,103	18,337	10,791	6,968
Convertible debt, including interest	155,000	2,750	5,500	5,500	141,250
Other obligation	15,000	15,000	—	—	—
Total contractual obligations	$222,569	$33,065	$24,789	$16,497	$148,218

	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD				
OTHER COMMERCIAL COMMITMENTS	TOTAL AMOUNTS COMMITTED	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Standby letters of credit	$ 1,543	$ 651	$ —	$ 808	$ 84

Convertible debt represents scheduled principal and interest payments for the Company's October 2005 convertible debt offering, described above, which includes $100.0 million aggregate principal amount of our Convertible Senior Notes. The Notes bear interest at a rate of 2.75%, which is payable in cash semi-annually in arrears on April 1 and October 1 of each year, commencing on April 1, 2006, to the holders of record on the preceding March 15 and September 15, respectively. The Notes mature on October 1, 2025. However, on or after October 5, 2010, we may from time to time at our option redeem the Notes, in whole or in part, for cash, at a redemption date.

On December 22, 2005, we acquired all of the issued and outstanding shares of CareKey. The estimated purchase price as of December 31, 2005 was approximately $60.5 million, which consisted of cash payments of $60.0 million and estimated acquisition-related costs of $500,000. Of the $60.0 million, $25.2 million remained outstanding to be paid to CareKey stockholders in 2006. CareKey stockholders and optionholders will also be entitled to receive contingent consideration under each of the following circumstances: (i) $15.0 million in cash payable on February 28, 2006 in the event certain customer retention conditions are met as of February 15, 2006, which is included in other obligations in the table above, and (ii) up to $25.0 million, in cash or stock at TriZetto's election, in the event certain financial milestones are achieved during the period ending December 31, 2008. In addition, further consideration, payable in cash or stock at TriZetto's election, may be paid to CareKey stockholders and optionholders if, prior to December 31, 2008, CareKey generates revenues in excess of certain milestone or if CareKey generates certain software maintenance revenues during the fiscal year ended December 31, 2009 in excess of certain milestones.

Based on our current operating plan, we believe existing cash and cash equivalents balances, cash forecasted by management to be generated by operations and borrowings from existing credit facilities will be sufficient to meet our working capital and capital requirements for at least the next twelve months. However, if events or circumstances occur such that we do not meet our operating plan as expected, we may be required to seek additional capital and/or reduce certain discretionary spending, which could have a material adverse effect on our ability to achieve our business objectives. We may seek additional financing, which may include debt and/or equity financing or funding through third party agreements. There can be no assurance that any additional financing will be available on acceptable terms, if at all. Any equity financing may result in dilution to existing stockholders and any debt financing may include restrictive covenants.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk associated with adverse changes in financial and commodity market prices and rates could impact our financial position, operating results or cash flows. We are exposed to market risk due to changes in interest rates such as prime rate and LIBOR. This exposure is directly related to our normal operating and funding activities. Historically, and as of December 31, 2005, we have not used derivative instruments or engaged in hedging activities.

The interest rate on our $50.0 million revolving credit facility is the lending institution's prime rate plus 1.0% and is payable monthly in arrears. The revolving credit facility expires in January 2008. As of December 31, 2005, we had no outstanding borrowings on the revolving line of credit. In January 2006, the credit facility was increased to $100 million and the expiration date was extended to January 5, 2010. Under the amended agreement, the principal outstanding under the credit facility will bear interest at a per annum rate equal to either (i) the LIBOR rate plus an applicable margin of between 1.75% and 2.25% or (ii) Wells Fargo's prime rate plus an adjustable applicable margin of between 0.0% and 0.5% at our election, subject to specified restrictions.

On September 30, 2005, we entered into a Purchase Agreement with UBS Securities, LLC, Banc of America Securities, LLC and William Blair & Company LLC (the "Initial Purchasers"), to sell $100 million aggregate principal amount of our 2.75% Convertible Senior Notes due 2025 (the "Notes") in a private placement in reliance on Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The Notes have been resold by the Initial Purchasers to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The sale of the Notes to the Initial Purchasers was consummated on October 5, 2005. The Notes were issued pursuant to an Indenture, dated October 5, 2005, by and between us and Wells Fargo Bank, National Association, as trustee. The Notes bear interest at a rate of 2.75%, which is payable in cash semi-annually in arrears on April 1 and October 1 of each year, commencing on April 1, 2006, to the holders of record on the preceding March 15 and September 15, respectively.

We manage interest rate risk by investing excess funds in cash equivalents and short-term investments bearing variable interest rates, which are tied to various market indices. We also manage interest rate risk by closely managing our borrowings on our credit facility based on our operating needs in order to minimize the interest expense incurred. As a result, we do not believe that near-term changes in interest rates will result in a material effect on our future earnings, fair values or cash flows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF THE TRIZETTO GROUP, INC.

We have audited the accompanying consolidated balance sheets of The TriZetto Group, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The TriZetto Group, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The TriZetto Group, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2006 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Orange County, California
February 15, 2006

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

DECEMBER 31,	2005	2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 106,940	$ 70,489
Short-term investments	—	1,203
Restricted cash	1,543	1,455
Accounts receivable, less allowances of $855 and $1,692 at December 31, 2005 and 2004, respectively	41,745	52,483
Prepaid expenses and other current assets	11,059	7,873
Income tax receivable	316	91
Total current assets	161,603	133,594
Property and equipment, net	25,730	31,466
Capitalized software development costs, net	28,724	27,902
Goodwill	87,170	39,201
Other intangible assets, net	3,335	5,097
Other assets	11,177	2,624
Total assets	$ 317,739	$ 239,884
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable	$ 120	$ 39,600
Current portion of capital lease obligations	1,979	4,186
Accounts payable	14,959	13,019
Accrued liabilities	56,957	37,585
Deferred revenue	35,625	39,520
Total current liabilities	109,640	133,910
Long-term convertible debt	100,000	—
Long-term revolving line of credit	—	12,000
Other long-term liabilities	1,752	3,321
Capital lease obligations	1,065	1,838
Deferred revenue	3,924	1,882
Total liabilities	216,381	152,951
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock: $0.001 par value; shares authorized: 4,000 (5,000 authorized net of 1,000 designated as Series A Junior Participating Preferred); shares issued and outstanding: zero in 2005 and 2004	—	—
Series A Junior Participating Preferred Stock: $0.001 par value; shares authorized: 1,000; shares issued and outstanding: zero in 2005 and 2004	—	—
Common stock: $0.001 par value; shares authorized: 95,000; shares issued and outstanding: 42,104 in 2005 and 42,201 in 2004	42	42
Additional paid-in capital	362,186	369,669
Deferred stock compensation	(2,986)	(2,873)
Accumulated deficit	(257,884)	(279,905)
Total stockholders' equity	101,358	86,933
Total liabilities and stockholders' equity	$ 317,739	$ 239,884

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

YEARS ENDED DECEMBER 31,	2005	2004	2003
Revenue:			
Recurring revenue	$160,137	$158,981	$160,973
Non-recurring revenue	132,082	115,584	129,356
Total revenue	292,219	274,565	290,329
Cost of revenue:			
Recurring revenue	95,699	107,825	115,812
Non-recurring revenue	65,706	63,126	93,244
	161,405	170,951	209,056
Recurring revenue—(recovery from) loss on contracts	(2,877)	(5,886)	11,271
Non-recurring revenue—loss on contracts	—	4,533	3,680
	(2,877)	(1,353)	14,951
Total cost of revenue	158,528	169,598	224,007
Gross profit	133,691	104,967	66,322
Operating expenses:			
Research and development	31,655	30,398	24,823
Selling, general and administrative	76,758	59,980	52,138
Amortization of other intangible assets	2,885	4,244	10,908
Restructuring and impairment charges	—	—	3,769
Total operating expenses	111,298	94,622	91,638
Income (loss) from operations	22,393	10,345	(25,316)
Interest income	1,619	583	970
Interest expense	(1,579)	(1,369)	(2,005)
Income (loss) before provision for income taxes	22,433	9,559	(26,351)
Provision for income taxes	(412)	(1,101)	(1,124)
Net income (loss)	$ 22,021	$ 8,458	$ (27,475)
Net income (loss) per share:			
Basic	$ 0.52	$ 0.18	$ (0.60)
Diluted	$ 0.48	$ 0.18	$ (0.60)
Shares used in computing net income (loss) per share:			
Basic	41,948	46,794	46,170
Diluted	45,503	48,157	46,170

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(IN THOUSANDS)

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	DEFERRED STOCK COMPENSATION	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS' EQUITY
Balance, December 31, 2002	46,034	$ 46	$400,573	$(2,317)	$(260,888)	$137,414
Issuance of common stock in connection with prior acquisitions	85	—	37	—	—	37
Deferred stock compensation related to stock grants	100	—	385	(385)	—	—
Amortization of deferred stock compensation	—	—	—	1,839	—	1,839
Employee exercise of common stock options, including tax benefit of $156	406	1	482	—	—	483
Employee purchase of common stock	270	—	1,362	—	—	1,362
Repurchase of common stock under stock repurchase plan	(25)	—	(137)	—	—	(137)
Net loss	—	—	—	—	(27,475)	(27,475)
Balance, December 31, 2003	46,870	47	402,702	(863)	(288,363)	113,523
Issuance of common stock to ValueAct Capital	6,600	7	44,543	—	—	44,550
Deferred stock compensation related to stock grants	422	—	2,604	(2,604)	—	—
Amortization of deferred stock compensation	—	—	—	594		594
Employee exercise of common stock options, including tax benefit of $515	255	—	661	—	—	661
Employee purchase of common stock	197	—	1,111	—	—	1,111
Repurchase of common stock from IMS	(12,143)	(12)	(81,952)	—	—	(81,964)
Net income	—	—	—	—	8,458	8,458
Balance, December 31, 2004	42,201	42	369,669	(2,873)	(279,905)	86,933
Employee exercise of common stock options, including tax benefit of $3,858	1,290	2	9,677	—	—	9,679
Employee purchase of common stock	90	—	720	—	—	720
Amortization of deferred stock compensation	—	—	191	1,206	—	1,397
Deferred stock compensation related to restricted stock grants	100	—	1,319	(1,319)	—	—
Repurchase of common stock from ValueAct Capital	(600)	(1)	(5,297)	—	—	(5,298)
Repurchase of common stock from employee for tax obligation	(10)	—	(145)	—	—	(145)
Repurchase of common stock related to convertible debt	(1,000)	(1)	(14,499)	—	—	(14,500)
Issuance of common stock for purchase of software patent	33	—	551	—	—	551
Net income	—	—	—	—	22,021	22,021
Balance, December 31, 2005	42,104	$ 42	$362,186	$(2,986)	$(257,884)	$101,358

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

YEARS ENDED DECEMBER 31,	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 22,021	$ 8,458	$(27,475)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Benefit from doubtful accounts and sales allowance	(597)	(2,299)	(1,938)
Issuance of stock in connection with a prior acquisition	—	—	37
Amortization of deferred stock compensation	1,397	594	1,839
Loss on disposal of property and equipment	70	—	19
Depreciation and amortization	23,282	21,106	18,407
Amortization of other intangible assets	2,885	4,244	10,908
(Recovery from) loss on contracts	(2,877)	(1,353)	14,951
Loss on impairment of property and equipment and other assets	—	—	3,769
Increase in cash surrender value of life insurance policies	(151)	—	—
Changes in assets and liabilities (net of acquisition):			
Restricted cash	(88)	23	4,615
Accounts receivable	12,825	(12,940)	(2,564)
Prepaid expenses and other current assets	(3,161)	(982)	1,589
Income tax receivable	(225)	486	384
Other assets	(8,384)	(914)	366
Accounts payable	2,417	1,488	726
Accrued liabilities	(2,620)	939	(8,437)
Deferred revenue	(2,969)	17,034	(491)
Net cash provided by operating activities	43,825	35,884	16,705
CASH FLOWS FROM INVESTING ACTIVITIES:			
Sale of short-term investments, net	1,203	17,640	9,348
Purchase of property and equipment and software licenses	(7,171)	(8,131)	(13,522)
Capitalization of software development costs	(8,608)	(8,610)	(12,916)
Purchase of intangible assets	(572)	(2,138)	(550)
Acquisitions, net of cash acquired	(26,799)	(89)	—
Net cash used in investing activities	(41,947)	(1,328)	(17,640)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from revolving line of credit	78,000	72,000	49,296
Proceeds from convertible note	100,000	—	
Proceeds from debt financing	1,511	1,110	2,215
Proceeds from capital leases	139	1,150	5,327
Payments on revolving line of credit	(90,000)	(80,000)	(34,796)
Payments on notes payable	(40,991)	(1,429)	(2,637)
Payments on term note	—	(9,375)	(5,625)
Payments on equipment line of credit	—	—	(155)
Payments on capital leases	(4,542)	(5,321)	(5,205)
Proceeds from sale of common stock	—	44,550	—
Payment for repurchase of common stock	(19,943)	(44,550)	(137)
Employee exercises of stock options and purchase of common stock	10,399	1,772	1,845
Net cash provided by (used in) financing activities	34,573	(20,093)	10,128
Net increase in cash and cash equivalents	36,451	14,463	9,193
Cash and cash equivalents at beginning of year	70,489	56,026	46,833
Cash and cash equivalents at end of year	$106,940	$ 70,489	$ 56,026

See Note 18 for supplemental disclosure of additional cash flow information, including certain non-cash investing and financing activities.

See accompanying notes.

1. FORMATION AND BUSINESS OF THE COMPANY

The TriZetto Group, Inc. (the "Company") was incorporated in the state of Delaware on May 27, 1997. The Company develops, licenses and supports proprietary and third-party software products for the healthcare industry. The Company also provides hosting, applications management, business process management, consulting and other services primarily to the healthcare industry. The Company provides access to its hosted solutions either through the Internet or through traditional networks and sells its software and services to customers primarily in the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

LIQUIDITY AND CAPITAL RESOURCES

The Company has generated net income of $22.0 million and $8.5 million for the years ended December 31, 2005 and 2004, respectively, and incurred a loss of $27.5 million for the year ended December 31, 2003, and has an accumulated deficit of $257.9 million at December 31, 2005. The Company has generated cash from operating activities of $43.8 million, $35.9 million and $16.7 million for the years ended December 31, 2005, 2004, and 2003, respectively. The Company has total cash, cash equivalents and restricted cash of $108.5 million and net working capital of $52.0 million at December 31, 2005. Based on the Company's current operating plan, management believes existing cash, cash equivalents and short-term investment balances, cash forecasted by management to be generated by operations and borrowings from existing credit facilities will be sufficient to meet the Company's working capital and capital requirements for at least the next twelve months. However, if events or circumstances occur such that the Company does not meet its operating plan as expected, the Company may be required to seek additional capital and/or to reduce certain discretionary spending, which could have a material adverse effect on the Company's ability to achieve its intended business objectives. The Company may seek additional financing, which may include debt and/or equity financing or funding through third party agreements. There can be no assurance that any additional financing will be available on acceptable terms, if at all. Any equity financing may result in dilution to existing stockholders and any debt financing may include restrictive covenants.

COMPANY OWNED LIFE INSURANCE

The Company has purchased life insurance policies to fund its obligations under certain deferred compensation plans for officers, key employees and directors. Cash surrender values of these policies are adjusted for fluctuations in the market value of underlying investments. The cash surrender value is adjusted each reporting period and any gain or loss is included with other income and expense in the Company's consolidated statements of operations.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are deposited in demand and money market accounts in three financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company's accounts receivable are derived from revenue earned from customers primarily located in the United States. The Company generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of individual accounts.

The Company's largest customer's receivable balance represented 14% of total accounts receivable at December 31, 2005. The Company's two largest customers accounted for 15% and 11% of total revenue in 2005, respectively. No single customer accounted for more than 10% of the Company's total accounts receivable and total revenue in 2004 and 2003.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its debt obligations approximates fair value.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include money market funds, commercial paper and various deposit accounts.

SHORT-TERM INVESTMENTS

Short-term investments include money market funds, commercial paper, and various deposit accounts.

RESTRICTED CASH

Restricted cash consists of $1.5 million in money market funds and certificates of deposit primarily against letters of credit issued for certain capital and operating leases and insurance policies.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives: computer equipment, other equipment and software are depreciated over three to twenty years, and furniture and fixtures are depreciated over seven years. Leasehold improvements are amortized over their estimated useful lives or the lease term, if shorter. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

GOODWILL

Under Financial Accounting Standards Board ("FASB") Statement Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets," respectively, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but, instead, are tested annually or on an interim basis if events or circumstances indicate that the fair value of the asset has decreased below its carrying value.

LONG-LIVED ASSETS, INCLUDING OTHER INTANGIBLE ASSETS

Other intangible assets arising from the Company's acquisitions consist of customer lists, core technology, consulting contracts, tradenames and intellectual property, which are being amortized on a straight-line basis over their estimated useful lives of two to five years. Software technology rights are being amortized on a straight-line basis over the lesser of the contract term or five years. Long-lived assets and other intangible assets are reviewed for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable in accordance with FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long–Lived Assets." Recoverability is measured by comparison of the asset's carrying amount to future net undiscounted cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the assets. The discount rate applied to these cash flows is based on a discount rate commensurate with the risks involved.

REVENUE RECOGNITION

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, fees are fixed and determinable, collection is reasonably assured and all other significant obligations have been fulfilled. The Company's revenue is classified into two categories: recurring and non-recurring. For the year ended December 31, 2005, approximately 55% of the Company's total revenue was recurring and 45% was non-recurring.

The Company generates recurring revenue from several sources, including the provision of outsourcing services, such as software hosting and other business services, and the sale of maintenance and support for its proprietary software products. Recurring service revenue is typically billed and recognized monthly over the contract term, typically three to seven years. Many of the Company's outsourcing agreements require it to maintain a certain level of operating performance. The Company records revenue net of estimated penalties resulting from any failure to maintain the level of operating performance. These penalties have not been significant in the past. Recurring software maintenance revenue is typically based on one-year renewable contracts. Software maintenance and support revenues are recognized ratably over the contract period. Payment for software maintenance received in advance is recorded on the balance sheet as deferred revenue. Certain royalty costs paid to third party software vendors associated with software maintenance are amortized over the software maintenance period.

The Company generates non-recurring revenue from the licensing of its software. The Company follows the provisions of the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," AICPA Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended, EITF 00-3, "Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another entity's Hardware," and EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables." Software license revenue is recognized upon the execution of a license agreement, upon delivery of the software, when fees are fixed or determinable, when collectibility is probable and when all other significant obligations have been fulfilled. For software license agreements in which customer acceptance is a significant condition of earning the license fees, revenue is not recognized until acceptance occurs. For arrangements containing multiple elements, such as software license fees, consulting services, outsourcing services and maintenance, and where vendor-specific objective evidence ("VSOE") of fair value exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the "residual method." Under the residual method, the arrangement fee is recognized as follows: (1) the total fair value of the undelivered elements, as indicated by VSOE, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. For arrangements in which VSOE does not exist for each undelivered element, including specified upgrades, revenue for the delivered element is deferred and not recognized until VSOE is available for the undelivered element or delivery of each element has occurred. When multiple products are sold within a discounted arrangement, a proportionate amount of the discount is applied to each product based on each product's fair value or relative list price.

The Company also generates non-recurring revenue from set-up fees, which are services, hardware, and software associated with preparing a customer connectivity center or a customer's data center in order to ready a specific customer for software hosting services. The set-up fees are usually separate and distinct from the hosting fees, and performance of the set-up services represents a culmination of the earnings process. The Company recognizes revenue for these services as they are performed using the percentage of completion basis and when the Company can reasonably estimate the cost of the set-up project.

The Company also generates non-recurring revenue from consulting fees for implementation, installation, configuration, business process engineering, data conversion, testing and training related to the use of its proprietary and third party licensed products. In certain instances, the Company also generates non-recurring revenue from customization services of our proprietary licensed products. The Company recognizes revenue for these services as they are performed, if contracted on a time and material basis, or using the percentage of completion method, if contracted on a fixed fee basis and when the Company can adequately estimate the cost of the consulting project. Percentage of completion is measured based on cost incurred to date compared to total estimated cost at completion. When the Company cannot reasonably estimate the cost to complete, revenue is recognized using the completed contract method, upon completion of all contractual obligations.

The Company also generates non-recurring revenue from certain one-time charges including certain contractual fees such as termination fees and change of control fees, and the Company recognizes the revenue for these fees once the termination or change of control is guaranteed, there are no remaining substantive performance obligations, and collection is reasonably assured. Other non-recurring revenue is also generated from fees related to the Company's product related conferences.

RESEARCH AND DEVELOPMENT EXPENSE AND CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Research and development ("R&D") expenses are salaries and related expenses associated with the development of software applications prior to establishing technological feasibility. Such expenses include compensation paid to engineering personnel and fees to outside contractors and consultants. Costs incurred internally in the development of our software products are expensed as incurred as R&D expenses until technological feasibility has been established, after which production costs are capitalized as software development costs in accordance with FASB Statement No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Capitalization ceases and amortization of capitalized software development costs begins when the software product is available for general release to customers.

Capitalized software development costs are amortized to cost of revenue on a straight-line basis over the estimated useful life of the related products, which is generally deemed to be five years. Software development costs capitalized for the years ended December 31, 2005, 2004 and 2003 was $8.6 million, $8.6 million, and $12.9 million, respectively. Amortization expense for the years ended December 31, 2005, 2004, and 2003 was $7.8 million, $6.2 million, and $3.5 million, respectively, and is included in non-recurring cost of revenue.

Capitalized software development costs, net consist of the following (in thousands):

YEARS ENDED DECEMBER 31,	2005	2004
Capitalized software development costs	$ 47,270	$ 38,662
Less: accumulated amortization	(18,546)	(10,760)
	$ 28,724	$ 27,902

INTERNAL-USE SOFTWARE

The Company capitalizes direct costs of materials and services used in the development of internal-use software in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Amounts capitalized are amortized on a straight-line basis over a period of three to five years and are reported as software within property, plant and equipment.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2005, 2004, and 2003 was $1.2 million, $937,000, and $1.7 million, respectively.

STOCK-BASED COMPENSATION

The Company has the following stock-based compensation plans: (i) the 1998 Long-Term Incentive Plan, which is an amendment and restatement of the 1998 Stock Option Plan, which permits the Company to grant other types of awards in addition to stock options, (ii) the RIMS Stock Option Plan, a plan the Company assumed through the acquisition of Resource Information Management Systems, Inc. in late 2000, and (iii) the Employee Stock Purchase Plan, which allows full-time employees to purchase shares of the Company's common stock at a discount to fair market value. The Company accounts for stock options granted under these plans using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Stock-based employee compensation costs related to stock option grants were zero, zero and $267,000 in 2005, 2004, and 2003, respectively, and are reflected in net income (loss), net of related tax effects, as a result of the amortization of deferred stock compensation. The amortization represents the difference between the exercise price and estimated fair value of the Company's common stock on the date of grant. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to stock-based employee compensation utilizing the Black-Scholes valuation model (in thousands, except per share data):

YEARS ENDED DECEMBER 31,	2005	2004	2003
Net income (loss), as reported	$22,021	$ 8,458	$(27,475)
Add: stock-based employee compensation expense included in reported net income (loss), net of related tax effects	—	—	267
Deduct: stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5,782)	(4,889)	(5,254)
Pro forma net income (loss)	$16,239	$ 3,569	$(32,462)
Net income (loss) per share			
Basic, as reported	$ 0.52	$ 0.18	$ (0.60)
Diluted, as reported	$ 0.48	$ 0.18	$ (0.60)
Basic, pro forma	$ 0.39	$ 0.08	$ (0.70)
Diluted, pro forma	$ 0.36	$ 0.07	$ (0.70)

The Company evaluates the assumptions used to value stock awards under SFAS 123 on a quarterly basis. Based on guidance provided in FASB Statement No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"), and SAB No. 107, "Share-Based Payment," the Company refined its estimate of volatility in the first quarter of 2005 from 0.50 to 0.55 based on historical and future implied volatility, and also changed its risk-free interest rate assumption from 3.0% to 3.7% to more accurately reflect the most current risk-free interest rate at the time of the Company's most recent stock option grant. The Company believes that its current assumptions generate a better estimate of fair value.

Such pro forma disclosures may not be representative of future pro forma compensation cost because options vest over several years and additional grants and forfeitures are anticipated each year.

The fair value of option grants were estimated using a Black-Scholes pricing model. The following weighted average assumptions were used in the estimations:

YEARS ENDED DECEMBER 31,	2005	2004	2003
Expected volatility	55%	50%	50%
Risk-free interest rate	3.70%	3.00%	3.00%
Expected life	4 years	4 years	4 years
Expected dividends	—	—	—
Weighted average fair value	$3.99	$2.81	$1.70

COMMON STOCK REPURCHASE PROGRAM

During the second quarter of 2003, the Company repurchased 24,500 shares of common stock at a cost of $137,000. These shares were repurchased under the Company's authorized repurchase program, which was approved in the first quarter of 2003 and expires on December 31, 2006. In addition, the Board of Directors has established certain parameters within which purchases of shares may be made, and a limit of $10.0 million on the aggregate dollar amount of the shares that may be purchased pursuant to the program. As of December 31, 2005, approximately $9.9 million was available for future repurchase of shares of common stock pursuant to Board of Director authorization.

INCOME TAXES

The Company accounts for income taxes under FASB Statement No. 109, "Accounting for Income Taxes." This statement requires the recognition of deferred tax assets and liabilities for the future consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and the tax bases of the Company's assets and liabilities result in a deferred tax asset, FASB Statement No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company reviews the need for a valuation allowance on a quarterly basis and believes sufficient uncertainty exists regarding the realizability of the deferred tax assets such that a full valuation allowance is required. The Company believes that the uncertainty regarding the ability to realize its deferred tax assets may diminish to the point where it is more likely than not that our deferred tax assets will be realized, at which point, the Company would reverse all or a portion of its valuation allowance, thus resulting in an income tax benefit.

COMPUTATION OF EARNINGS PER SHARE

The computation of basic earnings per share ("EPS") is based on the weighted average number of common shares outstanding during each period. The computation of diluted earnings per share is based on the weighted average number of common shares outstanding during the period plus, when their effect is dilutive, incremental shares consisting of shares subject to stock options, unvested restricted stock, and shares issued upon conversion of convertible debt.

Emerging Issues Task Force Issue No. 04-08, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" ("EITF No. 04-08") requires companies to account for contingently convertible debt using the "if converted" method set forth in SFAS No. 128 "Earnings Per Share" for calculating diluted EPS. Under the "if converted" method, the after-tax effect of interest expense related to the convertible securities is added back to net income, and convertible debt is assumed to have been converted to equity at the beginning of the period and is added to outstanding common shares, unless the inclusion of such shares is anti-dilutive. Weighted average shares outstanding (diluted) for the full year 2005 does not include the anti-dilutive impact of 1,264,489 shares issuable upon conversion of the Company's senior convertible notes (Note 9), because the conversion price exceeded the average market value of the stock for the year.

The following is a reconciliation of the computations of basic and diluted EPS information for each of the three years ended December 31, 2005, 2004 and 2003 (in thousands, except per share data):

YEARS ENDED DECEMBER 31,	2005	2004	2003
Basic and diluted:			
Net income (loss)	$22,021	$ 8,458	$(27,475)
Weighted average shares outstanding (basic)	41,948	46,794	46,170
Effect of dilutive securities:			
Unvested common shares outstanding	523	295	—
Unexercised stock options	3,032	1,068	—
Adjusted weighted average shares for diluted EPS	45,503	48,157	46,170
Basic earnings per share	$ 0.52	$ 0.18	$ (0.60)
Diluted earnings per share	$ 0.48	$ 0.18	$ (0.60)

If the Company had reported net income in 2003, additional common share equivalents of 1,090,965 would have been included in the denominator for diluted earnings per share in the table above. These common share equivalents, calculated using the treasury stock method, have been excluded from the diluted net loss per share calculation because such equivalents were anti-dilutive as of such date.

COMPREHENSIVE INCOME (LOSS)

The Company has adopted the provisions of FASB Statement No. 130, "Comprehensive Income" ("Statement 130"). Statement 130 establishes standards for reporting and display of comprehensive income (loss) and its components for general-purpose financial statements. Comprehensive income (loss) is defined as net income (loss) plus all revenues, expenses, gains and losses from non-owner sources that are excluded from net income (loss) in accordance with U.S. generally accepted accounting principles. Comprehensive income (loss) was equal to net income (loss) for 2005, 2004 and 2003.

RECLASSIFICATIONS

Certain reclassifications, none of which affected net income (loss), have been made to prior year amounts to conform to current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued FASB Statement No. 123 (Revised 2004) "Share Based Payment" ("SFAS 123R"), which is a revision to FASB Statement No. 123 and supersedes Accounting Principles Board Opinion 25 and FASB Statement No. 148. This statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. As of the required effective date, all public entities that used the fair-value-based method for either recognition or disclosure under FASB Statement No. 123 may apply this Statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under FASB Statement No. 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by FASB Statement No. 123.

In April 2005, the Securities and Exchange Commission ("SEC") approved a new rule that delayed the effective date of SFAS 123R. For most public companies, the delay eliminates the comparability issues that would arise from adopting SFAS 123R in the middle of their fiscal years as originally called for by SFAS 123R. Except for this deferral of the effective date, the guidance in SFAS 123R is unchanged. Under the SEC's rule, SFAS 123R is now effective for public companies for annual, rather than interim, periods that begin after June 15, 2005. The Company has evaluated the requirements under SFAS 123R and plans to adopt on January 1, 2006. The Company believes that such adoption will have a substantial impact on its consolidated statements of operations and earnings per share.

3. DEFERRED STOCK COMPENSATION

The following table is a summary of the amount of amortization of deferred stock compensation, which relates to restricted stock and stock option grants. These amounts are included in cost of revenue and operating expenses as follows (in thousands):

YEARS ENDED DECEMBER 31,	2005	2004	2003
Cost of revenue—recurring	$—	$4	$476
Cost of revenue—non-recurring	36	—	81
Research and development	34	24	212
Selling, general and administrative	1,327	566	1,070
Total	$1,397	$594	$1,839

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following (in thousands):

DECEMBER 31,	2005	2004
Prepaid expenses—other	$ 3,004	$ 2,691
Prepaid hardware & software license maintenance	3,257	2,733
Prepaid commission & royalty	1,919	805
Up-front fees	1,467	427
Accounts receivable—other	1,082	528
Other	330	689
	$11,059	$7,873

5. PROPERTY AND EQUIPMENT

Property and equipment, net, consist of the following (in thousands):

DECEMBER 31,	2005	2004
Computer equipment	$ 32,831	$ 29,534
Furniture and fixtures	5,292	4,575
Other equipment	4,261	4,084
Software	31,518	27,080
Leasehold improvements	3,974	4,151
	77,876	69,424
Less: Accumulated depreciation	(52,146)	(37,958)
	$ 25,730	$ 31,466

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $15.5 million, $14.9 million and $14.9 million, respectively. Included in property and equipment at December 31, 2005 and 2004 is equipment acquired under capital leases totaling approximately $22.1 million and $20.5 million, and related accumulated depreciation of $18.7 million and $14.0 million, respectively. Also included in property and equipment at December 31, 2005 is approximately $1.5 million in net book value of equipment acquired through the purchase of CareKey, Inc.

The Company performs an annual evaluation of its long-lived assets in accordance with FASB Statement No. 144. As a result of this evaluation, management concluded that no indicators of impairment existed in 2005 and 2004. In 2003, it was determined that some property and equipment was impaired due to the winding down of certain business lines. As a result, the Company recognized a restructuring and impairment charge of $4.0 million related to these assets in the fourth quarter of 2003. The assets were written off in the first quarter of 2004.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets, net, consist of the following (in thousands):

DECEMBER 31,	2005	2004
NON-AMORTIZABLE INTANGIBLE ASSETS		
Goodwill	$ 87,170	$39,201
AMORTIZABLE INTANGIBLE ASSET		
Customer lists	$ 2,300	$ 2,300
Core technology and intellectual property	7,074	5,950
Tradenames	4,879	4,879
	14,253	13,129
Less: Accumulated amortization	(10,918)	(8,032)
	$ 3,335	$ 5,097

The Company recorded $47.7 million in goodwill in connection with its acquisition of CareKey, Inc. in December 2005 (Note 16), which represents the excess of the purchase price over the estimated fair market value of the assets purchased and liabilities assumed. Because the acquisition was completed on December 22, 2005, there was not sufficient time to finalize the fair market valuation as of December 31, 2005. Once the Company receives a final valuation, the estimated purchase price will be adjusted and the allocation between goodwill and identifiable intangible assets will be recorded. In 2005, the Company also recorded $1.1 million in intellectual property related to the purchase of a software patent.

The Company tested goodwill using the two-step process prescribed in FASB Statement No. 142. The first required step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company performed its annual impairment test on March 31, 2005, and this test did not reveal any indications of impairment.

Amortization expense recorded for the years ended December 31, 2005, 2004, and 2003 related to the intangible assets that are subject to amortization was $2.9 million, $4.2 million and $10.9 million, respectively. The estimated aggregate amortization expense related to these intangible assets for the next five fiscal years is as follows (in thousands):

FOR THE YEARS ENDING DECEMBER 31,	
2006	$788
2007	772
2008	772
2009	333
2010 and thereafter	670
Total	$3,335

Amortization expense related to existing intangible assets will vary from amounts identified above in the event we recognize impairment charges prior to the amortized useful life of any intangible assets. Additionally, amortization expense will vary from amounts identified above when the final accounting for the CareKey acquisition is completed, and the allocation between goodwill and identifiable intangible assets is recorded.

7. ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

DECEMBER 31,	2005	2004
Accrued payroll and benefits	$20,619	$18,560
Accrued professional and litigation fees and settlements	1,590	3,251
Deferred acquisition payment	—	2,290
Accrued acquisition costs	25,611	—
Loss on contracts	—	1,528
Restructuring and impairment charges	30	48
Accrued outside services	959	2,471
Accrued income and other taxes	1,191	2,509
Other	6,957	6,928
	$56,957	$37,585

8. NOTES PAYABLE AND LINE OF CREDIT

In November 2001, the Company entered into an agreement with a financing company for $3.1 million, specifically to finance certain equipment. Principal and interest was payable monthly and interest accrued monthly at LIBOR plus 3.13%. The final payment on the note was due and paid in November 2005.

In December 2004, the Company entered into a Credit Agreement with a lending institution, which established a revolving credit facility of $50.0 million, subject to a maximum of two times the Company's trailing twelve months EBITDA and fixed percentages of our recurring revenues. The Credit Agreement expires on January 5, 2008. Principal outstanding under the facility bears interest at the lending institution's prime rate plus 1.0% and unused portions of the facility are subject to unused facility fees. In the event the Company terminates the Credit Agreement prior to its expiration, it will be required to pay the lending institution a termination fee equal to 1% for each full or partial year remaining under the Credit Agreement, subject to specific exceptions. Under the Credit Agreement, the Company has granted the lending institution a security interest in substantially all of its assets. The Credit Agreement contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company with respect to indebtedness, liens, investments, distributions, mergers and acquisitions, dispositions of assets and transactions with our affiliates. The Credit Agreement also includes financial covenants including minimum EBITDA, minimum liquidity, minimum recurring revenue and maximum capital expenditures. The Credit Agreement replaced the Company's prior credit facility, which expired on December 11, 2004. As of December 31, 2005, the Company had no outstanding borrowings and was in compliance with all of the covenants under its credit facility.

In December 2004, the Company and IMS Health Incorporated ("IMS Health") entered into a Share Purchase Agreement pursuant to which the Company purchased all of the 12,142,857 shares of the Company's common stock owned by IMS Health for an aggregate purchase price of $82.0 million, or $6.75 per share. The purchase price for the repurchase of shares was paid by delivery of $44.6 million in cash and a Subordinated Promissory Note in the principal amount of $37.4 million. The Subordinated Promissory Note bore interest at the rate of 5.75% and was due and paid in full on January 21, 2005 from the Company's cash accounts. The cash portion of the purchase price was financed with the proceeds of the Company's sale of 6,600,000 shares of its common stock to ValueAct Capital for $6.75 per share totaling $44.6 million in proceeds.

Notes payable and line of credit consist of the following at December 31 (in thousands):

	NOTES PAYABLE		LINE OF CREDIT	
	2005	2004	2005	2004
Revolving credit facility of $50.0 million, interest at the lending institution's prime rate plus 1% (8.25% at December 31, 2005), payable monthly in arrears	$ —	$ —	$—	$12,000
Note payable of $3.1 million issued for certain equipment, due in monthly installments through November 2005, interest at LIBOR rate plus 3.13%	—	2,135	—	—
Note payable of $37.4 million issued in exchange for shares repurchased, interest fixed at 5.75%, principal and interest paid in full on January 21, 2005	—	37,415	—	—
Other	120	50	—	—
Total notes payable and lines of credit	120	39,600	—	12,000
Less: Current portion	(120)	(39,600)	—	—
	$ —	$ —	$—	$12,000

Future principal payments of notes payable and line of credit at December 31, 2005 are as follows (in thousands):

FOR THE PERIODS ENDING DECEMBER 31,	NOTES PAYABLE	LINE OF CREDIT
2006	$120	$—

As of December 31, 2005, the Company had outstanding eight unused standby letters of credit in the aggregate amount of $1.5 million which serve as security deposits for certain capital and operating leases and insurance policies. The Company is required to maintain a cash balance equal to the outstanding letters of credit, which is classified as restricted cash on the balance sheet.

9. LONG-TERM CONVERTIBLE DEBT

On September 30, 2005, the Company entered into a Purchase Agreement with UBS Securities, LLC, Banc of America Securities, LLC and William Blair & Company LLC (the "Initial Purchasers"), to sell $100 million aggregate principal amount of its 2.75% Convertible Senior Notes due 2025 (the "Notes") in a private placement in reliance on Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The Notes have been resold by the Initial Purchasers to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The sale of the Notes to the Initial Purchasers was consummated on October 5, 2005.

The aggregate net proceeds received by the Company from the sale of the Notes were approximately $82.0 million, after deducting the amount used to repurchase one million shares of its common stock at $14.50 per share in connection with the private placement, the Initial Purchasers' discount and estimated offering expenses. The indebtedness under the Notes constitutes the Company's senior unsecured obligations and will rank equally with all of its existing and future unsecured indebtedness.

The Notes were issued pursuant to an Indenture, dated October 5, 2005, by and between the Company and Wells Fargo Bank, National Association, as trustee. The Notes bear interest at a rate of 2.75%, which is payable in cash semi-annually in arrears on April 1 and October 1 of each year, commencing on April 1, 2006, to the holders of record on the preceding March 15 and September 15, respectively.

The Notes are convertible into shares of the Company's common stock at an initial conversion price of $18.85 per share, or 53.0504 shares for each $1,000 principal amount of Notes, subject to certain adjustments set forth in the Indenture. Upon conversion of the Notes, the Company will have the right to deliver shares of its common stock, cash or a combination of cash and shares of its common stock. The Notes are convertible (i) prior to October 1, 2020, during any fiscal quarter after the fiscal quarter ending December 31, 2005, if the closing sale price of the Company's common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding fiscal quarter, (ii) prior to October 1, 2020, during the five business day period after any five consecutive trading day period (the "Note Measurement Period") in which the average trading price per $1,000 principal amount of Notes was equal to or less than 97% of the average conversion value of the Notes during the Note Measurement Period, (iii) upon the occurrence of specified corporate transactions, as described in the Indenture, (iv) if we call the Notes for redemption, or (v) any time on or after October 1, 2020.

The Notes mature on October 1, 2025. However, on or after October 5, 2010, the Company may from time to time at its option redeem the Notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the Notes we redeem, plus any accrued and unpaid interest to, but excluding, the redemption date. On each of October 1, 2010, October 1, 2015 and October 1, 2020, holders may require the Company to purchase all or a portion of their Notes at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. In addition, holders may require the Company to repurchase all or a portion of their Notes upon a fundamental change, as described in the Indenture, at a repurchase price in cash equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. Additionally, the Notes may become immediately due and payable upon an Event of Default, as defined in the Indenture. Pursuant to a Registration Rights Agreement dated October 5, 2005, the Company has agreed to prepare and file with the Securities and Exchange Commission, within 90 days after the closing of the sale of the Notes, a registration statement under the Securities Act for the purpose of registering for resale, the Notes and all of the shares of its common stock issuable upon conversion of the Notes.

10. RELATED PARTY TRANSACTIONS

In October 2000, in connection with the acquisition of Erisco Managed Care Technologies, Inc. ("Erisco"), the Company entered into a software license agreement with IMS Health to which IMS Health would pay three annual installments of $1.0 million each for a total of $3.0 million beginning October 2000. As of December 31, 2003, the total of $3.0 million had been received and recognized as revenue. Approximately $1.0 million is included in recurring revenue in each year for 2003 and 2002. The license agreement terminated in 2003.

In December 2000, in connection with the acquisition of Resource Information Management Systems, Inc. ("RIMS"), the Company acquired a facility lease agreement with Mill Street Properties with a future commitment of $3.1 million, for the rental of the 500

Technology Drive, Naperville, IL facility. Thomas Heimsoth and Terry Kirch, co-founders of RIMS, were also co-owners of Mill Street Properties. Effective December 10, 2003, the property was sold to an unrelated third party.

In December 2004, the Company also entered into a Share Purchase Agreement with IMS Health (See Note 8).

11. COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment under non-cancelable operating and capital leases, respectively, with various expiration dates through 2013. Capital lease obligations are collateralized by the equipment subject to the leases. The Company is responsible for maintenance costs and property taxes on certain of the operating leases. Rent expense for the years ended December 31, 2005, 2004 and 2003 was $6.8 million, $7.5 million and $8.0 million, respectively. These amounts are net of sublease income of $668,000, $522,000 and $178,000, respectively.

The aggregate future minimum rentals to be received under non-cancelable subleases as of December 31, 2005 is approximately $251,000. Future minimum lease payments under non-cancelable operating and capital leases at December 31, 2005 are as follows (in thousands):

FOR THE YEARS ENDING DECEMBER 31,	CAPITAL LEASES	OPERATING LEASES
2006	$ 2,132	$13,103
2007	710	9,963
2008	229	8,374
2009	121	6,408
2010	85	4,383
Thereafter	—	6,968
Total minimum lease payments	3,277	$49,199
Less: interest	(233)	
Less: current portion	(1,979)	
	$ 1,065	

On December 22, 2005, the Company acquired all of the issued and outstanding shares of CareKey. The estimated purchase price as of December 31, 2005 was approximately $60.5 million, which consisted of cash payments of $60.0 million and estimated acquisition-related costs of $500,000. Of the $60.0 million, $25.2 million remained outstanding to be paid to CareKey stockholders in 2006. CareKey stockholders and optionholders will also be entitled to receive contingent consideration under each of the following circumstances: (i) $15.0 million in cash payable on February 28, 2006 in the event certain customer retention conditions are met as of February 15, 2006, and (ii) up to $25.0 million, in cash or stock at TriZetto's election, in the event certain financial milestones are achieved during the period ending December 31, 2008. In addition, further consideration, payable in cash or stock at TriZetto's election, may be paid to CareKey stockholders and optionholders if, prior to December 31, 2008, CareKey generates revenues in excess of certain milestone or if CareKey generates certain software maintenance revenues during the fiscal year ended December 31, 2009 in excess of certain milestones.

12. LITIGATION

On October 26, 2004, a jury in California Superior Court, County of Alameda, delivered its verdict in the case of Associated Third Party Administrators v. The TriZetto Group, Inc., a dispute involving technology agreements between Associated Third Party Administrators ("ATPA"), a former QicLink™ customer, and the Company. In its verdict, the jury found that the Company made certain misrepresentations to ATPA in connection with the license of QicLink™ software in 2001 and awarded damages of approximately $1.85 million, representing primarily the amount of the license fee paid by ATPA. In the first quarter of 2005, a judgment was entered by the court, which included, in addition to damages of $1.85 million, approximately $500,000 in pre-judgment interest and recoverable costs. The Company recorded an accrual for the additional $500,000 of costs in the first quarter of 2005 increasing the total accrual for the dispute to $2.35 million. In June 2005, the Company entered into a settlement agreement with ATPA in which the Company agreed to pay ATPA $2.2 million to fully resolve the dispute. The Company paid this amount to ATPA in July 2005. In June 2005, the Company's insurance carrier agreed to reimburse the Company a total of $1.1 million of the settlement. The reimbursement was received in July 2005 and was recorded as a reduction to expense.

On September 13, 2004, McKesson Information Solutions LLC ("McKesson") filed a lawsuit against the Company in the United States District Court for the District of Delaware. In its complaint, McKesson alleged that the Company made, used, offered for sale, and/or sold a clinical editing software system that infringes McKesson's United States Patent No. 5,253,164, entitled "System And Method For Detecting Fraudulent Medical Claims Via Examination Of Services Codes." McKesson seeks injunctive relief and substantial monetary damages, including treble damages for willful infringement. As of December 31, 2005, the Company has not accrued any liability related to this lawsuit as the Company did not believe, as of the filing date of this report on Form 10-K, that its liability to McKesson is probable and capable of being reasonably estimated. The Company's attorney fees and other defense costs related to this matter are being expensed as incurred. If it is determined that the Company's clinical editing software infringes McKesson's patent and the injunction sought by McKesson is granted by the Court, the Company could be liable for substantial monetary damages and be precluded from offering clinical editing software to its customers. In addition, pursuant to contractual obligations with many of its Facts™, Facets® and QicLink™ customers, the Company may be required, at the Company's cost, to replace its clinical editing software with a non-infringing alternative solution. An adverse decision in this litigation could have a material adverse effect on the Company's results of operations, financial position or cash flows.

In addition to the matters described above, the Company is involved in litigation from time to time relating to claims arising out of its operations in the normal course of business. Except as discussed above, the Company was not a party to any other legal proceedings, the adverse outcome of which, in management's opinion, individually or in the aggregate, would have a material adverse effect on its results of operations, financial position or cash flows.

13. STOCKHOLDERS' EQUITY

COMMON STOCK

In December 2004, the Company and IMS Health entered into a Share Purchase Agreement pursuant to which, on the same date, the Company purchased all of the 12,142,857 shares ("IMS Shares") of the Company's common stock, owned by IMS Health for an aggregate purchase price of $82.0 million, or $6.75 per share. The purchase price was paid by delivery of $44.6 million in cash and a Subordinated Promissory Note in the principal amount of $37.4 million. The Subordinated Promissory Note bore interest at the rate of 5.75% and was due and paid in full on January 21, 2005 from the Company's cash accounts. Immediately following the purchase of the IMS Shares, the Company placed 6,600,000 of such shares with ValueAct Capital for an aggregate purchase price of $44.6 million, or $6.75 per share.

Pursuant to a letter dated December 5, 2004, the Company was given the right to repurchase up to 600,000 of the shares sold to ValueAct. On September 19, 2005, the Company exercised its repurchase right with respect to all 600,000 shares for an aggregate purchase price of $5.3 million, or $8.83 per share, that was paid for in cash.

On September 30, 2005, the Company entered into a Purchase Agreement with UBS Securities, LLC, Banc of America Securities, LLC and William Blair & Company LLC (the "Initial Purchasers"), to sell $100 million aggregate principal amount of its 2.75% Convertible Senior Notes due 2025 (the "Notes") in a private placement in reliance on Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The Notes have been resold by the Initial Purchasers to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The sale of the Notes to the Initial Purchasers was consummated on October 5, 2005.

The aggregate net proceeds received by the Company from the sale of the Notes were approximately $82.0 million, after deducting the amount used to repurchase one million shares of its common stock at $14.50 per share in connection with the private placement, the Initial Purchasers' discount and estimated offering expenses. The indebtedness under the Notes constitutes the Company's senior unsecured obligations and will rank equally with all of its existing and future unsecured indebtedness.

Common stockholders are entitled to dividends as and when declared by the Board of Directors subject to the prior rights of preferred stockholders. The holders of each share of common stock are entitled to one vote.

STOCK OPTION PLANS

In May 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Stock Option Plan") under which the Board of Directors (the "Board") or the Compensation Committee (the "Committee") may issue incentive and non-qualified stock options to employees, directors and consultants. The Committee had the authority to determine to whom options will be granted, the number of shares and the term and exercise price. Options were to be granted at an exercise price not less than fair market value for incentive stock options or 85% of fair market value for non-qualified stock options. For individuals holding more than 10% of the voting rights of all classes of stock, the exercise price of incentive stock options will not be less than 110% of fair market value. The options generally vest and became exercisable annually at a rate of 25% of the option grant over a four-year period. The term of the options would be no longer than five years for incentive stock options for which the grantee owns greater than 10% of the voting power of all classes of stock and no longer than ten years for all other options.

On November 30, 2000, in connection with the Resource Information Management Systems, Inc. ("RIMS") acquisition, the Company adopted the RIMS Stock Option Plan based primarily upon RIMS' existing non-statutory stock option plan. Unless previously terminated by the stockholders, the Plan shall terminate at the close of business on January 1, 2009, and no options shall be granted under it thereafter. Such termination shall not affect any option previously granted. Upon a business combination by the Company with any corporation or other entity, the Company may provide written notice to optionees that options shall terminate on a date not less than 14 days after the date of such notice unless theretofore exercised. In connection with such notice, the Company may, in its discretion, accelerate or waive any deferred exercise period.

In March 2004, the Board of Directors of the Company amended and restated the 1998 Stock Option Plan, renaming it the 1998 Long-Term Incentive Plan (the "Plan"). As amended, the Plan permits the granting of the following types of awards: options, share appreciation rights, restricted and unrestricted share awards, deferred share units, and performance awards. The principal changes made to the 1998 Stock Option Plan pursuant to this amendment and restatement are as follows: (i) renaming it "The TriZetto Group, Inc. 1998 Long-term Incentive Plan," (ii) increasing the numbers of shares available for issuance by 2,000,000 (from 11,000,000 to 13,000,000 shares), (iii) adding provisions that permit awards other than options, and (iv) modifying the Committee's discretion to administer the Plan and past or future awards. The terms and conditions of all options outstanding under the 1998 Stock Option Plan immediately before the effective date of this amendment and restatement shall continue to be governed by the terms and conditions of the 1998 Stock Option Plan (and the respective instruments evidencing each such option) as in effect on the date each such option was granted; provided, however, that any one or more provisions of the amended and restated Plan, may, in the Committee's discretion, be extended to one or more of such options (subject to the participant's written consent of any adverse changes).

Activity under the plans related only to stock options was as follows (in thousands, except per share data):

		OUTSTANDING OPTIONS		
	SHARES AVAILABLE FOR GRANT	NUMBER OF SHARES	EXERCISE PRICE	WEIGHTED AVERAGE EXERCISE PRICE
Balances, December 31, 2002	2,403	6,379	$0.25 – $63.25	$11.89
Additional options reserved	1,200	—		
Granted	(1,784)	1,784	3.34 – 7.77	3.73
Exercised	—	(406)	0.25 – 6.50	1.19
Cancelled	942	(942)	1.00 – 57.50	12.87
Balances, December 31, 2003	2,761	6,815	0.25 – 63.25	10.26
Additional options reserved	2,000	—		
Granted	(2,442)	2,442	5.86 – 7.07	6.64
Exercised	—	(255)	0.25 – 6.50	2.59
Cancelled	1,314	(1,314)	1.00 – 63.25	10.41
Balances, December 31, 2004	3,633	7,688	0.25 – 63.25	9.33
Additional options reserved	—	—		
Granted	(2,214)	2,214	8.35 – 16.07	8.67
Exercised	—	(1,290)	0.25 – 15.13	7.51
Cancelled	365	(365)	3.34 – 15.25	8.71
Balances, December 31, 2005	1,784	8,247	$0.25 – $63.25	$ 9.44

At December 31, 2005, the Company had reserved approximately 9,570,229 shares of common stock for issuance upon exercise of stock options and shares issuable under its stock option plans, which includes approximately 460,000 shares of restricted stock granted to employees.

The options outstanding and currently exercisable by exercise price at December 31, 2005 are as follows (in thousands, except per share data):

	OPTIONS OUTSTANDING AT DECEMBER 31, 2005	WEIGHTED AVERAGE		OPTIONS EXERCISABLE AT DECEMBER 31,2005	
RANGE OF EXERCISE PRICE	NUMBER OF SHARES	REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.25 - $ 3.49	1,000	5.95	$2.70	698	$2.36
$ 4.11 - $ 6.53	389	6.49	5.77	214	5.99
$ 6.66 - $ 6.66	1,554	8.13	6.66	286	6.66
$ 6.85 - $ 7.77	328	7.65	7.10	180	7.11
$ 8.35 - $ 8.35	1,532	9.12	8.35	—	—
$ 8.48 - $12.19	1,362	6.74	10.07	676	11.24
$12.50 - $14.50	775	6.10	12.81	441	12.81
$15.13 - $15.13	1,031	4.75	15.13	1,031	15.13
$15.13 - $57.50	276	4.39	29.77	239	26.72
	8,247	6.98	9.44	3,765	10.98

At December 31, 2005, 2004, and 2003, options exercisable under the plans were 3,765,394, 3,825,989, and 3,527,773, respectively

EMPLOYEE STOCK PURCHASE PLAN

In July 1999, the Board of Directors adopted the Employee Stock Purchase Plan ("Stock Purchase Plan"), which is intended to qualify under Section 423 of the Internal Revenue Code. A total of 600,000 shares of common stock were reserved for issuance under the original Stock Purchase Plan. The Stock Purchase Plan was amended on May 14, 2003 and May 11, 2005, increasing the number of common stock reserved for issuance to 1,500,000 shares, of which 455,918 remain available for issuance at December 31, 2005. Employees are eligible to participate once they have been employed for at least 90 days before the offering period and are employed for at least 20 hours per week. Employees who own more than 5% of the Company's outstanding stock may not participate. The Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed the lesser of 15% of an employee's compensation or $25,000.

The Stock Purchase Plan was implemented by six-month offerings with purchases occurring at six-month intervals commencing January 1, 2000. Effective July 1, 2005, the purchase price of the common stock under the Stock Purchase Plan will be equal to 95% of the fair market value per share of common stock on the last date of the offering period (or purchase date). The Stock Purchase Plan will terminate in 2009, unless terminated sooner by the Board of Directors. Shares issued under the Stock Purchase Plan in 2005, 2004, and 2003 were 89,869, 196,806, and 269,516, at a weighted average purchase price of $8.02, $5.65, and $5.05 per share, respectively. Shares issued in 2005 represent only one offering period since the purchase date of the second offering period took place in early January 2006.

DEFERRED STOCK COMPENSATION

The Company records deferred stock compensation related to stock options granted to employees, where the exercise price is lower than the fair market value of the Company's common stock on the date of the grant. Additionally, the Company records deferred stock compensation for the issuance of restricted stock to certain employees related to acquisitions and to certain employees to encourage continued service with the Company—see "Restricted Stock." As of December 31, 2005, the Company had approximately $3.0 million of unamortized deferred stock compensation related to restricted stock. The Company amortizes the deferred stock compensation charge over the vesting period of the underlying stock option or restricted stock awarded. Amortization of deferred stock compensation expense was $1.4 million, $594,000, and $1.8 million in 2005, 2004, and 2003, respectively.

Future amortization expense related to deferred stock compensation is estimated to be as follows (in thousands):

FOR THE YEARS ENDING DECEMBER 31,	
2006	$1,295
2007	1,009
2008	590
2009	92
Total	$2,986

Expense related to deferred stock compensation may vary from amounts identified above due to forfeitures, additional grants, and due to the affects of the Company's adoption of FASB No. 123R in 2006.

SHAREHOLDER RIGHTS PLAN

In September 2000, the Company's Board of Directors adopted a shareholder rights plan. The plan provides for a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of common stock, distributed to stockholders of record on or after October 19, 2000. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock (an "Acquiring Person") or announces a tender offer for 15% or more of the common stock. Each Right will entitle stockholders to buy one one-hundredth of a share of newly created Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company at an initial exercise price of $75 per Right, subject to adjustment from time to time. However, if any person becomes an Acquiring Person, each Right will then entitle its holder (other than the Acquiring Person) to purchase at the exercise price, common stock of the Company having a market value at that time of twice the Right's exercise price. If the Company is later acquired in a merger or similar transaction, all holders of Rights (other than the Acquiring Person) may, for $75.00, purchase shares of the acquiring corporation with a market value of $150.00. Rights held by the Acquiring Person will become void. The Rights Plan excludes from its operation ValueAct Capital with respect to the shares of the Company's common stock acquired by it on December 21, 2004. As a result, their holdings will not cause the Rights to become exercisable or non-redeemable or trigger the other features of the Rights. The Rights will expire on October 2, 2010, unless earlier redeemed by the Board at $0.001 per Right.

The holders of Series A Junior Participating Preferred Stock in preference to the holders of common stock, shall be entitled to receive, when, as and if declared by the Board of Directors, quarterly dividends payable in cash in an amount per share equal to 100 times the aggregate per share amount of all cash dividends or non-cash dividends other than a dividend payable in share of common stock.

Each share of Series A Junior Participating Preferred Stock shall entitle its holder to 100 votes.

RESTRICTED STOCK

The Company has recorded a total of $1.4 million, $3.0 million and $388,000 of deferred stock compensation in 2005, 2004 and 2003, respectively, for the issuance of restricted stock. The valuation of restricted stock is calculated based on the fair market value on the date of grant and is amortized over the vesting period of the underlying restricted stock award, which ranges from two to four years. There were approximately 1,086,000 shares of restricted stock outstanding at December 31, 2005, of which 479,400 shares were unvested. Pursuant to the restricted stock agreements, the Company shall cancel any unvested shares of common stock upon termination of services. The number of shares and valuation of restricted stock at December 31, 2005, is summarized in the table below (in thousands, except for per share data):

	NUMBER OF SHARES	PRICE RANGE	VALUATION
Balances, December 31, 2002	464	$4.68 – $17.31	$ 1,915
Granted	100	3.88	388
Cancelled	—	—	—
Mark-to-market valuation	—	—	18
Amortization	—	—	(1,458)
Balances, December 31, 2003	564	3.88 – 17.31	863
Granted	460	5.86 – 7.07	3,009
Cancelled	(38)	—	(405)
Mark-to-market valuation	—	—	—
Amortization	—	—	(594)
Balances, December 31, 2004	986	3.88 – 17.31	2,873
Granted	115	9.25 – 17.33	1,409
Cancelled	(15)	—	(90)
Mark-to-market valuation	—	—	—
Amortization	—	—	(1,206)
Balances, December 31, 2005	1,086	$3.88 – $17.33	$ 2,986

14. INCOME TAXES

The components of the provision for income taxes are as follows (in thousands):

YEARS ENDED DECEMBER 31,	2005	2004	2003
Current:			
Federal	$429	$ —	$ —
State	(17)	1,101	1,124
	412	1,101	1,124
Deferred:			
Federal	—	—	—
State	—	—	—
	—	—	—
Provision for income taxes	$412	$1,101	$1,124

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2005 and 2004, are as follows (in thousands):

	DECEMBER 31, 2005		DECEMBER 31, 2004	
	CURRENT	LONG-TERM	CURRENT	LONG-TERM
Deferred tax assets:				
Reserves and accruals	$ 2,349	$ —	$ 4,178	$ 1,066
Deferred compensation	—	130	—	253
Other	6	34	42	28
State taxes	12	—	134	—
Deferred revenue	533	—	—	—
Acquired intangible assets	—	1,137	—	139
Start-up costs	813	2,440	—	—
Net operating losses and capital losses	8,000	25,057	8,000	30,676
Tax credits	—	1,964	—	1,009
Deferred tax assets	11,713	30,762	12,354	33,171
Deferred tax liabilities:				
Deferred revenue	—	—	(2,705)	—
Depreciation	—	(1,272)	—	(2,790)
State taxes	—	(1,204)	—	(989)
Capitalized software	—	(11,949)	—	(11,328)
Deferred tax liabilities	—	(14,425)	(2,705)	(15,107)
Net deferred tax assets before valuation allowance	11,713	16,337	9,649	18,064
Valuation allowance	(11,713)	(16,337)	(9,649)	(18,064)
Net deferred taxes	$ —	$ —	$ —	$ —

The valuation allowance on the deferred tax assets was $28.0 million and $27.7 million as of December 31, 2005 and 2004, respectively. The net change in the valuation allowance was an increase during 2005 due to adjustments to Federal and state loss carryforwards and the acquisition of net deferred tax assets of CareKey, offset partially by a decrease due to current year activity.

If and when the Company decreases the valuation allowance on its deferred tax asset, approximately $16.6 million will be allocated to income tax benefit, $6.2 million will be recorded as an adjustment to goodwill, and $5.2 million will be recorded as an adjustment to equity for the benefit of employee stock option exercises.

The Company's effective tax rate differs from the statutory rate as shown in the following schedule (in thousands):

YEARS ENDED DECEMBER 31,	2005	2004	2003
Tax expense (benefit) at federal statutory rate	$ 7,851	$ 3,250	$(8,959)
State income taxes	(17)	1,101	742
Change in valuation allowance	(7,658)	(3,498)	9,305
Amortization of deferred stock compensation	—	—	(127)
Other	—	65	—
Nondeductible items	236	183	163
	$ 412	$ 1,101	$ 1,124

Federal tax loss carryforwards at December 31, 2005 are approximately $80.5 million. The Federal tax loss carryforwards will start to expire beginning in 2010. State tax loss carryforwards at December 31, 2005 are approximately $71.6 million. The state tax loss carryforwards will start to expire beginning in 2006. Approximately $15.0 million of the Federal and state tax loss carryforwards are related to net operating losses obtained in connection with the Diogenes and CareKey acquisitions. Such net operating losses are subject to limitations in accordance with IRC Section 382.

15. EMPLOYEE BENEFIT PLANS

In January 1998, the Company adopted a defined contribution plan (the "401(k) Plan") which qualifies under Section 401(k) of the Internal Revenue Code of 1986. Employees are eligible to participate the first day of the month following 30 days of employment. Eligible employees may make voluntary contributions to the 401(k) Plan of up to 25% of their annual compensation, not to exceed the statutory limit.

Effective January 1, 2001, the Company provides a discretionary matching contribution to the 401(k) Plan in the amount of $0.50 for each $1.00 contributed to the Plan, up to 6% of pay. Employees must be employed on the last day of the Plan Year (December 31) to receive the match. The match has a three-year vesting period after which the employee will be 100% vested. The Company's cash contributions to the 401(k) plan in 2005, 2004, and 2003 were $1.9 million, $2.1 million, and $2.1 million, respectively.

On December 21, 2005, the Company's Compensation Committee of the Board of Directors formally adopted the Executive Deferred Compensation Plan (the "Plan"). The Plan is an unfunded deferred compensation plan established and maintained for the purpose of providing key management employees with the opportunity to defer the receipt of compensation and to accumulate earnings on such deferrals on a tax-deferred basis. The Company determines which key management employees will be eligible to participate in the Plan. Currently, all of the executive officers of the Company are eligible to participate. The Plan is administered by the Company and became effective as of June 30, 2005.

Under the Plan, each participant may elect to defer, for any calendar year, up to 75% of his or her base salary and/or 100% of any commissions and/or bonuses earned during such calendar year. Amounts deferred for each participant are recorded in a bookkeeping account for such participant. Each participant is allowed to make a hypothetical allocation of the amounts credited to his or her account among investment options/indices that the Company makes available from time to time. Each account is credited at least annually with notational earnings equal to the aggregate/weighted average return on the investment options/indices selected by the participant, less expenses. The Company also may credit each participant's account with a discretionary company contribution. Company contributions vest after three years of service with the Company. The Company made a contribution of $52,000 to this plan in 2005.

Upon termination of employment, a participant is entitled to a benefit from the Company equal to the amount of vested contributions credited to his or her account, subject to certain restrictions. Alternatively, a participant may elect to have all or a portion the contributions in his or her account paid in one or more installments, subject to certain waiting period and other restrictions set forth in the Plan.

The Company has purchased life insurance policies with the funds in which the executive officers elected to defer in the Plan. The majority of the non-qualified retirement plan assets are held in a company-owned life insurance policy, whose investment assets are a separately-managed portfolio administered by an insurance company. The assets held under this insurance policy are recorded at estimated fair value with changes in estimated value recorded in net earnings. At the end of fiscal year 2005, the Company was the beneficiary of various insurance contracts on some of the participants in the Plans. At December 31, 2005, these life insurance contracts had cash surrender values of $151,000.

16. ACQUISITIONS

DIOGENES, INC.

On April 26, 2004, the Company completed its acquisition of Diogenes, Inc. ("Diogenes"). Diogenes developed and marketed transaction-messaging software, which provides EDI-class transaction processing across the Internet. The Company determined that Diogenes' software as adapted to handle healthcare claims and other business transactions would broaden and augment its current offerings and strengthen the infrastructure of its current offerings.

The final purchase price as of April 26, 2005 was approximately $5.2 million, which consisted of cash payments of $2.2 million, deferred payments of $2.5 million, and acquisition-related costs of $459,000. The former shareholders of Diogenes received a total payment of $2.5 million on April 26, 2005, which was paid in cash. The acquisition of Diogenes was not significant to the Company's results of operations and therefore is not required to present pro forma information for the periods prior to acquisition.

The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair market values on the acquisition date. The excess of the purchase price over the estimated fair market value of the assets purchased and liabilities assumed was $5.2 million and was allocated to goodwill and other intangible assets. Goodwill, representing the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired in the acquisition, will not be amortized and is not deductible for tax purposes. Other intangibles are being amortized over a period of 60 months from the date of acquisition.

CAREKEY, INC.

On December 22, 2005, the Company acquired all of the issued and outstanding shares of CareKey, Inc. ("CareKey"). CareKey is a member-centric platform automating population, disease, case, and utilization management. Prior to the acquisition, the Company had entered into an arrangement at the end of 2003 to integrate CareKey products into its suite of care management solutions ("CareAdvance™") for sale within the Facets® installed customer base. CareAdvance integrated with TriZetto's Facets® administrative system provided real-time access to member administrative data including claims, eligibility, benefits and authorizations. The Company believes that the acquisition of CareKey will allow it to further tighten the integration of CareAdvance™ to that of Facets®. Additionally, the acquisition permits the Company to expand the distribution of CareAdvance™ beyond the current Facets® installed base.

Because the acquisition was completed on December 22, 2005, there was not sufficient time to finalize the fair market valuation as of December 31, 2005. Once the Company receives a final valuation, the estimated purchase price will be adjusted and the allocation between goodwill and identifiable intangible assets will be recorded. Portions related to goodwill, representing the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired in the acquisition, will not be amortized and is not deductible for tax purposes. Any amounts attributable to identifiable intangible assets will be amortized over their useful life and deductible over varying tax periods. The estimated purchase price as of December 31, 2005 was approximately $60.5 million, which consisted of cash payments of $60.0 million and estimated acquisition- related costs of $500,000. Of the $60.0 million, $25.2 million remained outstanding to be paid to CareKey stockholders in 2006. CareKey stockholders and optionholders will also be entitled to receive contingent consideration under each of the following circumstances: (i) $15.0 million, in cash payable on February 28, 2006 in the event certain customer retention conditions are met as of February 15, 2006, and (ii) up to $25.0 million, in cash or stock at TriZetto's election, in the event certain financial milestones are achieved during a period ending December 31, 2008. In addition, further contingent consideration, payable in cash or stock at TriZetto's election, may be paid to CareKey stockholders and optionholders if, prior to December 31, 2008, CareKey generates revenues in excess of certain milestones or if CareKey generates certain software maintenance revenues during the fiscal year ended December 31, 2009 in excess of certain milestones.

The acquisition was accounted for using the purchase method of accounting. The excess of the purchase price over the preliminary fair market value of the assets purchased and liabilities assumed was $47.7 million and was allocated to goodwill. Once the Company completes its final determination of the fair market value of the assets and liabilities assumed, the estimated purchase price will be adjusted and the allocation between goodwill and identifiable intangible assets will be recorded.

The following unaudited pro forma summary combines the consolidated results of operations of the Company and CareKey for the years ended December 31, 2005 and 2004 as if the acquisition had occurred at the beginning of 2004, after giving effect to certain pro forma adjustments. This pro forma financial information is provided for informational purposes only and may not be indicative of the results of operations as they would have been had the transaction been effected on the assumed date, nor is it indicative of the results of operations which may occur in the future (in thousands, except per share amounts).

YEARS ENDED DECEMBER 31,	2005	2004
Net revenue	$298,462	$274,636
Net income[1]	$ 20,657	$ 5,668
Net income per share (diluted)[1]	$ 0.45	$ 0.12

[1] Amounts do not include the impact of the amortization of intangible assets which may be recorded.

The purchase price allocations for the acquisitions described above were based on the estimated fair value of the assets and liabilities, on the date of purchase as follows (in thousands):

	DIOGENES	CAREKEY[2]
Total current assets	$ 155	$13,935
Property, plant, equipment and other non-current assets	308	1,562
Goodwill	1,876	47,715
Other intangible assets	3,300	—
Total assets acquired	5,639	63,212
less: liabilities assumed	(433)	(2,712)
Total purchase price of net assets acquired	$5,206	$60,500

[2] Allocation is preliminary pending final determination in 2006.

17. LOSS ON CONTRACTS

During the fourth quarter of 2003, the Company decided to wind-down its outsourcing services to physician group customers. As a result of this decision, the Company estimated that the existing customer agreements would generate a total loss of $11.3 million until the terms of these agreements expired in 2008. This loss was charged to recurring cost of revenue in the fourth quarter of 2003. Through discussions and negotiations, the Company was able to accelerate the termination of its services agreements with certain physician group customers and implemented cost cutting measures that reduced the expected future costs to support its remaining customers. As a result of these actions, the Company was able to reverse approximately $5.9 million of previously accrued loss on contracts charges in 2004. Early in the second quarter of 2005, the Company executed termination agreements with its two remaining physician group customers. The Company continued to provide outsourced business services through May 2005, when the transition services were completed. The completion of these services to the remaining customers allowed the Company to reverse the remaining balance in its loss on contracts accrual of $2.9 million in the second quarter of 2005. The total amount of loss actually incurred related to the outsourcing services to physician group customers was $2.1 million in 2004 and $403,000 in the first six months of 2005.

In December 2003, the Company negotiated a settlement regarding out-of-scope work related to one of its large fixed fee implementation projects. As a result of this settlement, the Company estimated that this project would generate a total loss of $3.7 million until its completion, which was expected to occur in mid-2004. This loss was charged to non-recurring cost of revenue in the fourth quarter of 2003. In 2004, the Company determined that the large fixed fee implementation project would require a greater effort to complete than previously estimated. As a result, the Company accrued an additional $5.0 million of loss on contract charges in the first nine months of 2004. In the fourth quarter of 2004, the Company negotiated a settlement of additional out-of-scope work, which decreased the total loss on the project and resulted in the reversal of approximately $455,000 of previously accrued loss on contracts charges. This fixed fee implementation was completed by the end of the first quarter 2005. The total amount of loss actually incurred on this project was $7.7 million in 2004 and $484,000 in the first quarter of 2005.

The following table summarizes the activities in the Company's loss on contracts reserves in 2005 (in thousands), upon final termination agreements with the remaining physician group customers:

	PHYSICIAN GROUP	CONSULTING	TOTAL
Accrued loss on contracts, December 31, 2004	$ 3,280	$484	$3,764
Decrease in estimate of loss	(2,877)	—	(2,877)
Net loss applied against accrual	(403)	(484)	(887)
Accrued loss on contracts, December 31, 2005	$ —	$ —	$ —

18. SUPPLEMENTAL CASH FLOW DISCLOSURES

(IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31,	2005	2004	2003
SUPPLEMENTAL DISCLOSURES FOR CASH FLOW INFORMATION			
Cash paid for interest	$ 941	$ 1,486	$2,034
Cash paid for income taxes	1,090	1,189	704
NON-CASH INVESTING AND FINANCING ACTIVITIES			
Assets acquired through capital lease	1,424	1,151	96
Deferred stock compensation	1,319	2,604	385
Common stock issued for acquisitions	—	—	37
Common stock issued for purchase of intangible assets	551	—	—
Note payable in exchange for repurchase of shares	—	37,414	—

19. SEGMENT INFORMATION

The Company has adopted FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131"). Statement 131 requires enterprises to report information about operating segments in annual financial statements and selected information about reportable segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has only one reportable segment.

The Company classifies its revenue in the following categories: *recurring or multi-year contractually based revenue, and revenue* generated via non-recurring agreements.

Recurring and non-recurring revenue by type of similar products and services are as follows (in thousands):

FOR THE YEARS ENDED DECEMBER 31,	2005	2004	2003
Outsourced business services	$ 79,418	$ 89,916	$ 98,193
Software maintenance	80,719	69,065	62,780
Recurring revenue	160,137	158,981	160,973
Software license fees	48,736	51,308	45,688
Consulting services	82,411	63,424	79,989
Other non-recurring revenue	935	852	3,679
Non-recurring revenue	132,082	115,584	129,356
Total revenue	$292,219	$274,565	$290,329

The Company's assets are all located in the United States and the Company's sales were primarily to customers located in the United States.

20. QUARTERLY FINANCIAL DATA
(UNAUDITED AND IN THOUSANDS)

	NET REVENUE	GROSS PROFIT	NET INCOME (LOSS)	NET INCOME (LOSS) PER SHARE, BASIC	NET INCOME (LOSS) PER SHARE, DILUTED
FISCAL YEAR 2005					
First quarter (1)	$71,818	$32,209	$ 4,298	$ 0.10	$ 0.10
Second quarter (1)	72,508	33,402	4,979	0.12	0.11
Third quarter	73,053	33,319	6,480	0.15	0.14
Fourth quarter	74,840	34,761	6,264	0.15	0.14
FISCAL YEAR 2004					
First quarter (1)	$65,750	$18,241	$(4,339)	$(0.09)	$(0.09)
Second quarter (1)	67,517	24,329	431	0.01	0.01
Third quarter (1)	67,007	31,046	5,975	0.13	0.12
Fourth quarter (1)	74,291	31,351	6,391	0.14	0.13

(1) During the fourth quarter of 2003, the Company decided to wind-down its outsourcing services to physician group customers. As a result of this decision, the Company estimated that the existing customer agreements would generate a total loss of $11.3 million until the terms of these agreements expired in 2008. This loss was charged to recurring cost of revenue in the fourth quarter of 2003. Through discussions and negotiations, the Company was able to accelerate the termination of its services agreements with certain physician group customers and implemented cost cutting measures that reduced the expected future costs to support its remaining customers. As a result of these actions, the Company was able to reverse approximately $5.9 million of previously accrued loss on contracts charges in 2004. Early in the second quarter of 2005, the Company executed termination agreements with its two remaining physician group customers. The Company continued to provide outsourced business services through May 2005, when the transition services were completed. The completion of these services to the remaining customers allowed the Company to reverse the remaining balance in the loss on contracts accrual of $2.9 million in the second quarter of 2005. The total amount of loss actually incurred related to the outsourcing services to physician group customers was $2.1 million in 2004 and $403,000 in the first six months of 2005.

In December 2003, the Company negotiated a settlement regarding out-of-scope work related to one of its large fixed fee implementation projects. As a result of this settlement, the Company estimated that this project would generate a total loss of $3.7 million until its completion, which was expected to occur in mid-2004. This loss was charged to non-recurring cost of revenue in the fourth quarter of 2003. In 2004, the Company determined that the large fixed fee implementation project would require a greater effort to complete than previously estimated. As a result, the Company accrued an additional $5.0 million of loss on contracts charges in the first six months of 2004. In the fourth quarter of 2004, the Company negotiated a settlement of additional out-of-scope work, which decreased the total loss on the project and resulted in the reversal of approximately $455,000 of previously accrued loss on contracts charges. This fixed fee implementation was completed by the end of the first quarter of 2005. The total amount of loss actually incurred on this project was $7.7 million in 2004 and $484,000 in the first quarter of 2005.

21. SUBSEQUENT EVENTS

On January 19, 2006, the Company and each of its subsidiaries (the "Borrowers") entered into Amendment Number Two to its Credit Agreement (the "Amendment") with Wells Fargo Foothill, Inc., as the administrative agent and lender (the "Lender"). The Amendment amends the terms of the Company's Credit Agreement dated December 21, 2004, by and among the Borrowers and the Lender (the "Agreement").

The Amendment increases the amount of the revolving credit facility under the Agreement from $50 million to up to $100 million (the "Facility"), subject to certain fixed percentages of the Company's recurring revenues, and extends the expiration date of the Agreement to January 5, 2010. Under the terms of the Amendment, the principal outstanding under the Facility will bear interest at a per annum rate equal to either (i) the LIBOR rate plus an adjustable applicable margin of between 1.75% and 2.25% or (ii) Wells Fargo's prime rate plus an adjustable applicable margin of between 0.0% and 0.5%, at the election of the Borrowers, subject to specified restrictions. The unused portions of the Facility will be subject to unused Facility fees. In the event the Borrowers terminate the Agreement, as amended by the Amendment, prior to its expiration, the Borrowers will be required to pay the Lender a termination fee equal to 2% of the maximum credit amount if the Agreement is terminated prior to the second anniversary of the Agreement or 1% of the maximum credit amount if the Agreement is terminated thereafter, up to 90 days prior to the expiration date of the Agreement, subject to specified exceptions.

The Company expects to use the proceeds for general working capital purposes. Under the Agreement, as amended by the Amendment, the Borrowers have granted the Lender a security interest in all of the assets of the Borrowers.

The Agreement, as amended by the Amendment, contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Borrowers with respect to indebtedness, liens, investments, distributions, mergers and acquisitions, dispositions of assets and transactions with affiliates of the Borrowers. The Agreement, as amended, also includes financial covenants including minimum EBITDA, minimum liquidity, minimum recurring revenue and maximum capital expenditures. The Company was in compliance with all applicable covenants and other restrictions under the Agreement as of the date of the Amendment.

On December 22, 2005, the Company completed its acquisition of CareKey. Pursuant to the terms of the Agreement and Plan of Merger, CareKey stockholders and optionholders were entitled to receive contingent consideration if certain customer retention conditions were met as of February 15, 2006. These conditions were met as of that date, and as a result, the Company expects to pay CareKey stockholders and optionholders a total of $15.0 million on February 28, 2006.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has been traded on the NASDAQ National Market under the symbol "TZIX" since October 8, 1999.

The following table shows the high and low closing prices of our common stock as reported on the NASDAQ National Market for the periods indicated:

QUARTERS ENDED	HIGH	LOW
December 31, 2005	$17.33	$13.09
September 30, 2005	$17.21	$14.12
June 30, 2005	$14.34	$ 8.80
March 31, 2005	$ 9.48	$ 8.05
December 31, 2004	$ 9.50	$ 5.90
September 30, 2004	$ 7.28	$ 5.63
June 30, 2004	$ 8.05	$ 6.39
March 31, 2004	$ 7.80	$ 6.15

As of February 14, 2006, there were 119 holders of record based on the records of our transfer agent.

We have never paid cash dividends on our common stock. We currently anticipate that we will retain earnings, if any, to support operations and to finance the growth and development of our business and do not anticipate paying cash dividends in the foreseeable future. The payment of cash dividends by us is restricted by our current bank credit facility, which contains a restriction prohibiting us from paying any cash dividends without the bank's prior approval.

Corporate and Stockholder Information

Board of Directors

Jeffrey H. Margolis
Chairman and Chief Executive Officer,
The TriZetto Group, Inc.

Paul F. LeFort (A) (C - Chair)
Lead Independent Director
Former Chief Information Officer,
UnitedHealth Group Incorporated

Lois A. Evans (C) (N)
Former Senior Partner,
Deloitte Consulting

Thomas B. Johnson (A - Chair)
Former Chairman and
Chief Executive Officer,
CNA Health Partners, Inc.

L. William Krause (C)
Retired Chairman, Chief Executive Officer
and President,
3Com Corporation

Donald J. Lothrop (N - Chair)
General Partner,
Delphi Management
Partners V, L.L.C.

Jerry P. Widman (A)
Former Chief Financial Officer,
Ascension Health

(A) Audit Committee
(C) Compensation Committee
(N) Nominating and Corporate Governance Committee

Executive Officers

Jeffrey H. Margolis
Chairman and Chief Executive Officer

Kathleen Earley
President and Chief Operating Officer

Anthony Bellomo
Executive Vice President,
Enterprise Solutions

Patricia E. Gorman
Executive Vice President,
Business Solutions

James C. Malone
Executive Vice President and
Chief Financial Officer

Philip J. Tamminga
Executive Vice President,
Professional Services

Richard M. Fitzgerald
Senior Vice President,
Enterprise Connectivity

Robert S. London, M.D.
Senior Vice President and
Chief Clinical Officer

Alan M. Ross
Senior Vice President,
Human Capital Management

James J. Sullivan
Senior Vice President,
General Counsel and Secretary

Mark M. Tomaino
Senior Vice President,
Corporate Development

Corporate Information

Corporate Office
The TriZetto Group, Inc.
567 San Nicolas Drive, Suite 360
Newport Beach, CA 92660
949-719-2200

Independent Registered Public Accounting Firm
Ernst & Young LLP
18111 Von Karman Avenue
Suite 1000
Irvine, CA 92612

Corporate Counsel
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660

Product Information
Information about TriZetto's software products, services and consulting is available on our website at www.trizetto.com or by contacting our Marketing Department at 800-569-1222.

Media Contact
Audrey McDill, 303-495-7197
audrey.mcdill@trizetto.com

Stockholder Information

Fiscal Year End
December 31

Common Stock
The company's common shares are quoted on the Nasdaq Stock Market under the symbol TZIX.

Transfer Agent and Registrar
Questions regarding stock transfer requirements or requests for change of address should be directed to:
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204
818-502-1404

Reports to the SEC
Reports filed with the SEC on Forms 10-Q and 10-K are available at no charge upon request to our Investor Relations Department at the Corporate Office address or telephone number listed on the back cover. These reports are also available electronically on the company's website, www.trizetto.com, as well as from the SEC's website at www.sec.gov.

Company News
TriZetto press releases and additional company information are available on our website at www.trizetto.com. You may also register there to be notified by e-mail of upcoming news and announcements, including quarterly results.

Investor Contact
Brad Samson, 949-719-2220
brad.samson@trizetto.com

IMPORTANT NOTICE REGARDING FORWARD-LOOKING STATEMENTS: This report contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements about future revenue, profits, cash flows and financial results, the market for TriZetto's services, future service offerings, industry trends, client and partner relationships, TriZetto's operational capabilities, future financial structure, uses of cash or proposed transactions. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including the effectiveness of TriZetto's implementation of its business plan, the market's acceptance of TriZetto's new and existing products and services, the timing of new bookings, risks associated with management of growth, reliance on third parties to supply key components of TriZetto's services, attraction and retention of employees, variability of quarterly operating results, competitive factors, risks associated with acquisitions, changes in demand for third-party products or solutions that form the basis of TriZetto's service and product offerings, financial stability of our customers, the ability of TriZetto to meet its contractual obligations to customers, including service level and disaster recovery commitments, changes in government laws and regulations and risks associated with rapidly changing technology, as well as the other risks identified in TriZetto's SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting TriZetto's Investor Relations Department at 949-719-2225 or at TriZetto's web site at www.trizetto.com. All information in this report is as of April 10, 2006. TriZetto undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company's expectations.



The TriZetto Group, Inc.
567 San Nicolas Drive, Suite 360
Newport Beach, CA 92660

www.trizetto.com
Telephone 949-719-2200

Our Mission: TriZetto is distinctly focused on accelerating the ability of healthcare payers to lead the industry's transformation by providing premier information technology solutions that enhance our customers' revenue growth, drive their administrative efficiency, and improve the cost and quality of care for their members.

